UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )

AMERICAN ITALIAN PASTA COMPANY
(Name of Subject Company)

AMERICAN ITALIAN PASTA COMPANY
(Name of Person(s) Filing Statement)

Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)

027070101
(CUSIP Number of Class of Securities)

John P. Kelly
President and Chief Executive Officer
4100 N. Mulberry Drive, Ste. 200
Kansas City, Missouri 64116
816-584-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
William F. Seabaugh, Esq.
Bryan Cave LLP
211 North Broadway, Suite 3600
St. Louis, Missouri 63101
314-259-2000

and

James M. Ash, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
(816) 983-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address.  The name of the subject company is American Italian Pasta Company (the “Company” or “AIPC”) and it is a Delaware corporation. The address of the principal executive offices of the Company is 4100 N. Mulberry Drive, Ste 200, Kansas City, Missouri, 64116, and the Company’s telephone number is (816) 584-5000.

(b) Securities.  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the Class A Convertible Common Stock, par value $0.001 per share (the “Common Stock”) (the shares of Common Stock, each a “Share”, and collectively, the “Shares”). As of the close of business on June 15, 2010, there were 24,091,863 Shares issued and 21,820,119 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address.  The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule relates to a tender offer by Excelsior Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser on June 24, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all outstanding Shares at a price of $53.00 per Share (such amount, the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any withholding of taxes required by applicable law, if any, payable by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” According to the Offer to Purchase, the Offer will expire at 12:00 midnight, Eastern Time, on Thursday, July 22, 2010. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than (i) Shares owned directly or indirectly by Parent, Purchaser (including Shares received in the Offer) or the Company (as treasury stock or otherwise) and (ii) each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) that is held by a stockholder who (a) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (b) has submitted a timely demand for appraisal; (c) continues to hold his or her Shares from the date of making the demand for appraisal through the Effective Time; (d) otherwise complies with the applicable statutory procedures to be entitled to appraisal rights under Delaware law; and (e) has not otherwise withdrawn or lost his or her rights to appraisal under Section 262 of the DGCL; unless an applicable court has determined that such stockholder is not entitled to appraisal rights or such stockholder shall otherwise lose such stockholder’s appraisal rights). Following the Effective Time, the Company will continue as a wholly owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto, and is incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the “Expiration Date”) that number of Shares that, together with the Shares then owned by Parent or Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire

Company common stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the Expiration Date (the “Minimum Condition”). Purchaser has reserved the right, at any time, in its sole discretion to waive, in whole or in part, any condition to the Offer and to make any changes in the terms of or conditions of the Offer. Pursuant to the Merger Agreement, however, without the prior consent of the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; or (v) impose conditions to the Offer other than those set forth in Annex I to the Merger Agreement or modify any of the conditions to the Offer set forth in Annex I to the Merger Agreement in a manner that is materially adverse to the holders of the Shares.

The Offer must remain open for 20 business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement and subject to the rights of the parties to terminate the Merger Agreement and the Offer, if at the Expiration Date the conditions to the Offer are not satisfied or waived, Purchaser shall extend the Offer for one or more periods, each period not to exceed 20 business days, as Purchaser determines in order to permit the satisfaction of such conditions. However, if at the initial Expiration Date all of the conditions to the Offer, except for the Minimum Condition are satisfied or have been waived, Purchaser shall only be required to extend the Offer and its expiration date beyond the initial Expiration Date for one or more periods not to exceed an aggregate of 20 business days, and in no event shall Purchaser be required to extend the Offer beyond October 15, 2010 (the “End Date”).

Purchaser may extend the Expiration Date for any period required by the applicable rules, regulations, interpretations and positions of the U.S. Securities and Exchange Commission (“SEC”) or its staff or for any other period required by law. Further, Purchaser may, in its sole discretion, elect to provide a subsequent offering period of at least three business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”). Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended). During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the withdrawal rights described in the Offer to Purchase. Company stockholders have the right to, and can, withdraw Shares previously tendered at any time prior to the Expiration Date. Company stockholders may not, however, withdraw Shares tendered in this Offer during any subsequent offering period.

Any extension, delay, termination, waiver or amendment of the Offer or any subsequent offering period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date or date of termination of any subsequent offering period. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make the announcement by issuing a press release and making an appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changed term or information. In contrast, a minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in consideration offered or, subject to certain limitations, a change in the percentage of securities sought.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Company has agreed to provide Purchaser with mailing labels containing the names and addresses of all record holders of the Shares, security position listings, non-objecting beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares and security position listings of the Shares held in stock depositories for the purpose of disseminating the Offer to the holders of Shares. Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is in care of Ralcorp Holdings, Inc., 800 Market Street, Suite 2900, St. Louis, Missouri 63101. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the SEC’s website at www.sec.gov or on the Company’s website at www.aipc.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Company Board representing a majority of the Company Board, other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of the Company under the Amended and Restated Severance Plan for Senior Vice Presidents and above (the “Severance Plan”).

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other stockholders. As of June 15, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 208,344 Shares, excluding Shares subject to exercise of Company Stock Options or Company Stock Appreciation Rights and vesting of Company Restricted Shares (as discussed below; such capitalized terms are defined in the Merger Agreement). If the directors and executive officers were to tender all of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, then the directors and executive officers would receive an aggregate of approximately $11,042,232 in cash pursuant to tenders into the Offer, which amount includes payment for certain Shares as to which certain directors have disclaimed beneficial ownership. If not tendered in the Offer, such Shares will be converted, in the Merger, into the right to receive the Offer Price (the “Merger Consideration”) promptly after the Effective Time of the Merger. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Stock Ownership of Certain Beneficial Owners and Management.”

Treatment of Equity Awards

Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, immediately prior to the Effective Time, (1) each Company Stock Option and each Company Stock Appreciation Right granted under the Company’s 2000 Equity Incentive Plan (whether or not exercisable or vested) shall be converted into the right of the holder to receive from the Company an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration (to be equal to the Offer Price) over the exercise price per Share of the Company Stock Option or Company Stock Appreciation Right multiplied by (y) the number of Shares subject to the Company Stock Option or Company Stock Appreciation Right, subject to applicable withholding taxes, (2) all Restricted Shares shall fully vest and be entitled to receive the Merger Consideration (equal to the Offer Price) (collectively (1) and (2) are the “Equity Award Cash Payment”), and (3) as of the Effective Time all Company Stock Options, Company Stock Appreciation Rights and Restricted Shares shall no longer be outstanding and shall automatically cease to exist, and each holder shall cease to have any rights with respect thereto, except the right to receive the Equity Award Cash Payment. Pursuant to the Merger Agreement, the Equity Award Cash Payment shall be made promptly following the Effective Time.

The table below sets forth the value of the Equity Award Cash Payment that each named executive officer will realize upon the Effective Time.

		Stock
Executive Officer	Stock Options	Appreciation Rights	Restricted Shares	Total(1)

John P. Kelly	—	$9,724,366	$7,121,080	$16,845,446
Walter N. George	$1,784,580	6,914,577	1,184,338	9,883,495
Paul R. Geist	—	2,924,313	758,960	3,683,273
Robert W. Schuller	—	4,139,438	785,460	4,924,898

(1)	The dollar amount for each named executive officer above is equal to (1) the difference between the Merger Consideration and the exercise price of the relevant Company Stock Option or Company Stock Appreciation Right multiplied by the number of underlying Shares held immediately prior to the Effective Time and (2) the Restricted Shares held multiplied by the Merger Consideration. The calculations above are based on the Offer Price of $53.00 per Share. Taxes to be withheld have not been taken into account.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Employment Agreement with John P. Kelly

On November 6, 2007, Mr. Kelly and the Company entered into an employment agreement which may be terminated by either party with or without cause. The agreement was amended in December, 2009 to make it consistent with the Severance Plan. Under the employment agreement, Mr. Kelly is entitled to receive an initial annual base salary of $450,000, subject to annual adjustments at the discretion of the Compensation Committee of the Company Board. At the time the agreement was entered into, Mr. Kelly was awarded 49,000 Restricted Shares and 145,000 Company Stock Appreciation Rights under the 2000 Equity Incentive Plan, vesting 25% at the end of each of the first two years and 50% in the third year. These awards fully vest if Mr. Kelly is terminated by the Company without cause or if he terminates for good reason, as defined in the

Severance Plan. The employment agreement provides for annual cash incentives upon reaching specified targets, and Mr. Kelly is entitled to participate with other senior executives in all Company benefit plans. Upon voluntary termination, or an involuntary termination for cause, Mr. Kelly is entitled only to payment of base salary and annual incentive payments earned through the date of termination. Upon termination without cause or if Mr. Kelly terminates for good reason, Mr. Kelly will receive the benefits available under the Severance Plan. If any payments to Mr. Kelly under the employment agreement or Severance Plan are deemed an “excess parachute payment” under the Internal Revenue Code resulting in excise tax to Mr. Kelly, he will receive either the amounts and benefits due, or such amount which is one dollar ($1) less than the maximum amount allowed under the Internal Revenue Code that would avoid an excess parachute payment, whichever amount results in the greater after-tax payment to Mr. Kelly.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Employment Agreement for Mr. Kelly which has been filed as Exhibit (e)(2)(A) to this Schedule and is incorporated herein by reference.

Severance Plan

Under the Severance Plan, an executive will be entitled to benefits if he or she is involuntarily terminated from employment by the Company other than for “cause” or if the executive terminates for “good reason”. To qualify for severance benefits, the executive must have entered into an agreement satisfactory to the Company that includes, among other things, a full and general release of claims against the Company, a confidentiality agreement, a non-solicitation agreement, a non-competition agreement, a non-disparagement agreement and a cooperation agreement.

If the termination is not in connection with a change in control (as defined in the Severance Plan), those executive officers who become eligible to receive severance pay will receive the following benefits:

•	A continuation of base salary at the rate in effect on the date of termination for the number of weeks applicable to the executive as follows (the “Severance Period”):

Chief Executive Officer	104 Weeks
Executive Vice President	78 Weeks
Senior Vice President (if held position at effective date of the Severance Plan)	78 Weeks
Senior Vice President	52 Weeks

•	Additional severance pay, during the Severance Period, equal to the bi-weekly Company subsidy for active employees for the level of medical, dental and vision coverage, if any, that was in effect for the executive at the time of termination plus a tax reimbursement of 32%; provided that, for the period equal to one week for every year of the executive’s service with the Company (not to exceed 26 weeks) if termination is part of a reduction in force, Company reorganization or restructuring or changes in the Company’s operating requirements, payment of such additional severance pay will not be made to the executive and during the period the executive is not receiving such additional severance pay, the executive will instead be eligible to continue participation at the applicable active employee premium rate. This additional severance pay will stop upon the executive becoming eligible for such benefits from another employer and will be based on the level of health plan coverage in effect on the date of termination of employment, and will be paid regardless of whether COBRA coverage is elected.

•	All severance pay will stop upon the executive being reemployed by the Company.

If termination of employment occurs (1) within 18 months after a change in control, or (2) prior to a change in control, but after a public announcement of a potential change in control and such termination occurs no more than sixty days prior to consummation of the change in control, the executive would receive the following:

•	A lump sum payment of an amount equal to the sum of the executive’s base salary at the time of termination plus the average of the executive’s annual incentive payout, excluding supplemental one-

time bonuses and awards, for the three complete fiscal years prior to the Change in Control (the “Change in Control Severance Amount”) multiplied by the following applicable amount:

Chief Executive Officer — Three times Change in Control Severance Amount

Executive Vice President — Two times Change in Control Severance Amount

Senior Vice President — One and one-half times (1 1/2) Change in Control Severance Amount

•	Any unvested restricted stock, stock appreciation rights, stock options or other grants of equity-related awards will be accelerated and fully vested.

•	Additional severance pay, during the Change in Control Severance Period (which equals the multiplier set forth above, expressed in years), equal to the bi-weekly Company subsidy for active employees for the level of medical, dental and vision coverage, if any, that was in effect for the executive at the time of termination, plus a tax reimbursement of 32% of such additional severance pay; provided that, for the period equal to one week for every year of the executive’s service with the Company (not to exceed 26 weeks) if termination is part of a reduction in force, Company reorganization or restructuring or changes in the Company’s operating requirements, payment of such additional severance pay will not be made to the executive and during the period the executive is not receiving such additional severance pay, the executive will instead be eligible to continue participation at the applicable active employee premium rate. This additional severance pay will stop upon the executive becoming eligible for such benefits from another employer and will be based on the level of health plan coverage in effect on the date of termination of employment and will be paid regardless of whether COBRA coverage is elected;

•	If any payment by the Company or the receipt of any benefit from the Company (whether or not pursuant to the Severance Plan) is an “excess parachute payment” as such term is described in Section 280G of the Internal Revenue Code so as to result in the loss of a deduction to the Company under Internal Revenue Code Section 4999, or any successor sections thereto (an “Excess Parachute Payment”), then the executive shall be paid either (i) the amounts and benefits due, or (ii) the amounts and benefits due under the Severance Plan shall be reduced so that the amount of all payments and benefits due that are “parachute payments” within the meaning of Internal Revenue Code Section 280G (whether or not pursuant to the Severance Plan) are equal to one dollar ($1) less than the maximum amount allowed under the Internal Revenue Code that would avoid the existence of an “Excess Parachute Payment,” whichever of the (i) or (ii) amount results in the greater after-tax payment to the executive.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Severance Plan which has been filed as Exhibit (e)(2)(B) to this Schedule and is incorporated herein by reference.

The following table shows potential payments that might have been paid to the following executive officers (the “named executive officers”) under their existing agreements for various scenarios involving a change of control or termination of employment of each of our named executive officers, assuming a July 1, 2010 termination date and, where applicable, using the proposed Offer Price of $53.00 as set forth in the Merger Agreement. The equity vesting amount relates only to unvested equity awards that will accelerate as a result of the Merger. The amounts shown are the maximum that may be received, without taking into account any adjustment required because of an Excess Parachute Payment, as described above.

	Mr. Kelly	Mr. George	Mr. Geist	Mr. Schuller

Without Cause or Good Reason Termination
Base salary and bonus	$1,020,000	$494,622	$425,880	$409,500
Equity vesting	—	—	—	—
Post-Termination Health care	$38,363	$16,835	$25,196	$25,326
Total	$1,058,363	$511,457	$451,076	$434,826
Change in Control Termination
Base salary and bonus	$2,879,460	$1,123,142	$958,048	$921,200
Equity vesting	$12,943,348	$3,786,862	$2,365,055	$2,521,410
Post-Termination Health care	$57,665	$22,616	$33,747	$33,876
Total	$15,880,473	$4, 932,620	$3,356,850	$3,476,486

Effect of the Offer and the Merger Agreement on Employee Benefits

The Merger Agreement provides that for a period ending not earlier than one year after the Effective Time, Parent shall cause to be provided to each individual who is employed by the Company and its subsidiaries immediately prior to the Effective Time (other than those individuals covered by collective bargaining agreements) and who remains employed with the Surviving Corporation or any of Parent’s subsidiaries (each an “Affected Employee”) compensation and employee benefits, as applicable, substantially comparable in the aggregate to (i) total compensation consistent with that being paid to the Affected Employee at the Effective Time, and, at Parent’s election, (ii) (A) the benefits provided to the Affected Employee under the Employee Plans (as defined in the Merger Agreement) immediately prior to the Effective Time or (B) the benefits provided by Parent under the plans and programs generally made available to similarly situated employees of Parent and its subsidiaries. The Merger Agreement also provides that Parent shall cause to be paid, no later than November 15, 2010, amounts payable under the Company’s 2010 Annual Incentive Plan, (with appropriate adjustments to amounts attributable to the transactions contemplated hereby), to any person employed by the Company at the Effective Time.

Indemnification of Executive Officers and Directors

The Merger Agreement provides that, for six years from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

Directors’ and Officers’ Insurance

The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person covered as of the date of the Merger Agreement by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that, in satisfying this obligation, the Surviving Corporation shall not be obligated to pay an aggregate premium in excess of 300% of the amount per annum the Company paid in its last full fiscal year which amount the Company has disclosed to Parent prior to the date of the Merger Agreement.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ liability insurance does not purport to be complete and is qualified in its entirety by reference to the

Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

(b)	Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer.

The Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide Company stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on disclosure schedules and a contractual standard of materiality.

Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a confidentiality agreement dated as of May 3, 2010 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Parent, on behalf of itself, its affiliates, and its representatives, agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company. Parent also agreed for a period of eighteen (18) months not to take certain actions with respect to the Company’s stock or assets, unless requested to by the Company. In addition, without the consent of the Company, Parent will not solicit for hire Company employees for a period of two (2) years from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which has been filed as Exhibit (e)(3) to this Schedule and is incorporated herein by reference.

Exclusivity Agreement

On May 24, 2010, Parent and the Company also entered into an Exclusivity Agreement whereby the Company agreed, without the prior written consent of Parent, prior to June 30, 2010, not to engage in any Business Combination (as defined in the Exclusivity Agreement) or solicit or participate in discussions that could lead to a Business Combination. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement which has been filed as Exhibit (e)(4) to this Schedule and is incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Parent is entitled to designate directors (the “Parent Designees”) to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) by (y) the percentage that the number of Shares beneficially owned by Purchaser and/or Parent (including Shares accepted for payment in the Offer and any Top-Up Shares (as such term is defined below)) bears to the total number of Shares outstanding. The Company shall use reasonable best efforts to cause Parent’s designees to be seated or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be by the election of Parent, including the selection of the individuals designated after resignation). At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

Following the election or appointment of the Parent Designees and prior to the Effective Time, the Company will use its commercially reasonable efforts to ensure that the Company Board will have at least three directors who were directors of the Company on June 20, 2010, and who are independent directors for purposes of NASDAQ Rule 5605 as in effect on June 20, 2010 (the “Continuing Directors”) and such directors shall constitute a Committee of the Company Board. However, if the number of members of the committee of Continuing Directors is reduced below three for any reason, the remaining members of the Continuing Directors committee shall fill such vacancy and such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons who are not directors, officers, employees or affiliates of Parent or Purchaser to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

So long as there shall be at least one member of the Continuing Director committee, the approval of a majority of the members of the Continuing Director committee (or the sole member of such Continuing Director Committee if there shall be only one Continuing Director) shall be required to authorize (and such authorization shall constitute the authorization of the Company Board) and no other action on the part of the Company, including any action by any other director of the Company Board, shall be required to authorize, except to the extent otherwise provided by applicable law, any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any exercise of the Company’s rights or remedies under the Merger Agreement.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation of the Company Board

The Company Board unanimously recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

After careful consideration by the Company Board, including a thorough review of the Offer with the assistance of its legal advisors, the Company’s senior management and its financial advisor, at a meeting held on June 20, 2010, the Company Board, unanimously:

(i) determined that the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law; and

(iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A letter to the Company’s stockholders communicating the Company Board’s recommendation has been filed herewith as Exhibit (a)(2) and is incorporated herein by reference. A copy of a press release issued by the Company, dated June 21, 2010, announcing the execution of the Merger Agreement, has been filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

(b)	Background of the Transaction

Background of the Offer; Past Contacts or Negotiations with Parent and Purchaser.

The following chronology summarizes the key meetings and events that led to AIPC’s signing of the Merger Agreement. In this process, the AIPC Board held many conversations, both by telephone and in person, and consulted with the Negotiating Committee of the AIPC Board (the “AIPC Committee”), Company management, outside counsel and financial advisors regarding the Merger and other possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of AIPC or between AIPC and other parties.

As part of its ongoing evaluation of the business, the AIPC Board has regularly met with AIPC management to discuss and review possible strategic directions for AIPC in light of developments in the industry and the competitive markets in which it operates. These meetings have addressed, from time to time, possible strategic and restructuring alternatives, including acquisitions, a sale or strategic merger of AIPC, capital formation or other investment transactions, and continuing operations as a standalone business.

Prior Acquisition or Sale Activities

In mid-2008, AIPC was approached by a manufacturer of dry pasta (“Company A”) to consider a possible strategic transaction between the parties. The parties executed a confidentiality agreement and conducted high-level, financial due diligence of each other and AIPC engaged Evercore Group L.L.C. (“Evercore”) to provide financial advisory services in connection with evaluating its current business plan, capital structure, strategic and financial alternatives.

From August 2008 through January 2010, AIPC and Company A continued to conduct additional due diligence of each other and negotiations regarding the terms of an agreement and plan of merger by which AIPC would acquire Company A. In late January of 2010, representatives of Company A informed AIPC that Company A did not wish to continue discussions regarding a transaction with AIPC. Company A was subsequently acquired by a third party.

In the summer of 2008, AIPC was also contacted by a manufacturer of dry pasta and rice dinners (“Company B”) that was accepting proposals to be acquired. AIPC executed a confidentiality agreement, conducted due diligence on Company B, and submitted an indication of interest to acquire Company B. In late 2008, financial advisors for Company B informed AIPC that Company B did not wish to continue discussions regarding an acquisition by AIPC. Company B was subsequently acquired by a third party.

In July of 2009, AIPC received an indication of interest to acquire AIPC from a food manufacturer (“Company C”) in a stock-for-stock merger. Over the course of several months, the parties held discussions regarding the value of AIPC and Company C conducted high-level due diligence of AIPC. Throughout the discussions, AIPC informed Company C that its proposed value for AIPC was insufficient and, ultimately, in October of 2009, Company C informed AIPC that it was not willing to increase its valuation and the parties concluded their discussions.

Throughout 2009, the AIPC Board and management held several discussions regarding the Company’s growth opportunities, both with respect to its organic business and through possible acquisitions. Management met with financial advisors to assess the availability of strategic acquisition candidates and management prepared, and held several discussions with the AIPC Board regarding, various acquisition scenarios. Management also prepared and presented to the AIPC Board projections regarding the Company’s future operating results and financial performance on the basis that no acquisitions were completed. See Item 8, “Projected Financial Information” below. These projections showed modest organic growth.

Ralcorp Negotiations

On August 24, 2009, Kevin J. Hunt, Co-Chief Executive Officer and President of Ralcorp, contacted John P. Kelly, Chief Executive Officer, President and a director of AIPC, to discuss Ralcorp’s interest in exploring a potential combination between Ralcorp and AIPC.

On August 25, 2009, William P. Stiritz, Chairman of the Board of Directors of Ralcorp (the “Ralcorp Board”), sent a letter to William R. Patterson, Chairman of the AIPC Board, expressing Ralcorp’s interest in pursuing discussions with AIPC regarding a potential business combination. Later that day, Mr. Patterson and Jonathan E. Baum, a director of AIPC, contacted Mr. Stiritz to confirm receipt of his letter. During the conversation, Mr. Patterson stated that the AIPC Board was not actively soliciting offers for AIPC.

As described above, during this same time period, the AIPC Board and management continued to pursue the possible acquisition of Company A and to assess AIPC’s operating and financial results as an independent publicly traded company.

On March 29, 2010, Mr. Hunt contacted Mr. Patterson to discuss a potential transaction between Ralcorp and AIPC. During this conversation, Mr. Hunt informed Mr. Patterson of Ralcorp’s interest in acquiring AIPC for $47.00 per share in cash. This price represented a premium of 22.0% over the March 26, 2010 closing price of AIPC common stock. Mr. Hunt stated that Ralcorp would require a period of exclusivity for detailed due diligence and the negotiation of definitive agreements. This indication of interest was confirmed in writing by letter dated March 29, 2010. In addition, Mr. Hunt suggested that Ralcorp would consider exploring the possibility of having two members of the AIPC Board join the Ralcorp Board of Directors if a transaction between the two companies were to be completed, subject to the normal procedures of Ralcorp’s Corporate Governance and Compensation Committee to ultimately determine whether to nominate any such individuals.

On March 30, 2010, Messrs. Patterson, Baum and Kelly met telephonically with Evercore and Husch Blackwell Sanders LLP, outside legal counsel to AIPC (“HBS”), to discuss Ralcorp’s March 29, 2010 letter and the process that would follow. After a lengthy discussion, Messrs. Patterson, Baum and Kelly determined that Mr. Patterson would contact Ralcorp to confirm receipt of the letter and then inform each member of the AIPC Board of receipt of the letter and schedule a telephonic meeting of the AIPC Board.

On March 30, 2010, Mr. Patterson contacted Ralcorp to confirm receipt of the March 29, 2010 letter and on March 30 and 31, 2010, Mr. Patterson informed each member of the AIPC Board of receipt of the letter and organized a telephonic meeting of the AIPC Board for April 1, 2010.

On April 1, 2010, the AIPC Board met telephonically with Evercore and HBS. During this meeting, the AIPC Board decided to retain Evercore to act as its financial advisor and formed the AIPC Committee, comprised of Messrs. Patterson, Baum and Kelly. The AIPC Committee’s role was to manage the process of responding to Ralcorp’s indication of interest and negotiating the terms of a transaction with Ralcorp, if the Board determined to authorize negotiations with Ralcorp. Also, during this meeting, the AIPC Board discussed the process necessary to determine an appropriate response to Ralcorp’s March 29, 2010 letter and HBS described the directors’ legal and fiduciary duties. The AIPC Board instructed Mr. Patterson to inform Ralcorp that the AIPC Board was reviewing the March 29, 2010 letter, but would not respond within the time frame set forth in the letter.

On April 5, 2010, Mr. Patterson informed Mr. Hunt that the AIPC Board would be responding to the March 29, 2010 letter, but not in the time frame set forth in the March 29 letter. Mr. Patterson also told Mr. Hunt that he would update him after the April 23, 2010 meeting of the AIPC Board.

On April 6, 2010, the AIPC Board met telephonically with Evercore and HBS to review AIPC’s interim financial results. During this meeting, Mr. Kelly reviewed the status of AIPC’s potential refinancing and acquisition strategy developments, noting that AIPC was continuing to work with a strategic financial advisor on potential acquisition matters, but that no acquisition targets had been identified.

From April 12 to 14, 2010, AIPC management met in person in San Antonio, Texas to discuss AIPC’s fiscal year 2010 budget and performance and to develop financial projections for AIPC through fiscal year 2014. Representatives of a strategic financial advisor participated in part of the meeting to discuss a potential acquisition strategy for AIPC.

On April 15 and 16, 2010, the AIPC Committee and AIPC management met in person with HBS to discuss the AIPC standalone financial model to be presented to Evercore. The model showed that any significant growth for AIPC over the next five year period would be dependent on the Company’s ability to successfully identify, complete and integrate acquisitions of other businesses.

On April 20, 2010, the AIPC Committee and AIPC management met telephonically with Evercore and HBS to discuss Evercore’s view of AIPC’s financial model, how it related to Ralcorp’s indication of interest, and various options for proceeding with discussions with Ralcorp.

On April 23, 2010, the AIPC Board met in person to consider its response to Ralcorp’s March 29, 2010 indication of interest. HBS and Evercore reviewed several issues for the AIPC Board to consider determining whether, and if so how, the Company should move forward in negotiating a transaction with Ralcorp, including (i) the use of a pre-signing market check of possible interested buyers prior to signing a definitive agreement; (ii) negotiating a “go-shop” structure that would allow a party to pursue other buyers after a definitive agreement had been executed with another party; and (iii) maintaining a “fiduciary out” provision that would allow the consideration of other offers even after a definitive agreement was executed with a buyer. The directors also discussed the possibility of contacting possibly interested buyers, including Company C, prior to engaging in further discussions with Ralcorp.

Also during this meeting, AIPC management made a detailed presentation of AIPC’s five-year standalone business plan and the potential acquisition strategy considerations for AIPC, noting that AIPC management had just begun to investigate potential acquisition opportunities and that the process of finding interested parties and concluding an acquisition would likely be time consuming. In addition, the AIPC Board discussed the risk that any such acquisitions could be accomplished on terms that would be acceptable, particularly in light of the Company’s trading multiple and high operating margins.

Evercore presented a detailed analysis of Ralcorp’s March 29, 2010 indication of interest and responded to questions from the directors. Following extensive discussion, the directors unanimously agreed to authorize the AIPC Committee to provide Ralcorp access to additional information about AIPC, including a presentation from AIPC management, on the condition that Ralcorp execute a non-disclosure agreement, which would include a standstill provision and an employee non-solicitation provision to protect AIPC.

On April 26, 2010, Messrs. Patterson and Baum called Mr. Hunt and informed him that the AIPC Board was not willing to accept Ralcorp’s offer of $47.00 per share in cash. However, Mr. Patterson stated that, if Ralcorp were willing to execute a non-disclosure and standstill agreement, AIPC would be willing to share with Ralcorp certain confidential information about AIPC’s business and to facilitate a meeting with members of the executive management teams of AIPC and Ralcorp in order to enable Ralcorp to revise its offer. Over the next few days the parties negotiated the substance and length of the standstill agreement and on May 3, 2010, Ralcorp and AIPC executed a non-disclosure and 18 month standstill agreement. On May 4, 2010, Ralcorp management met with the AIPC Committee and AIPC management. At the meeting, the executive management team from AIPC provided Ralcorp with information regarding its business.

On May 11, 2010, AIPC formally engaged Evercore to act as its financial advisor in connection with the potential acquisition by Ralcorp.

On May 12, 2010, in the process of the continuing negotiations, Mr. Hunt told Mr. Patterson that Ralcorp was revising its indication of interest in AIPC from $47.00 per share to $51.00 per share in cash and was prepared to begin to conduct detailed due diligence. Mr. Hunt reiterated to Mr. Patterson that Ralcorp would require a period of exclusivity during which Ralcorp would conduct its due diligence and the parties would negotiate a definitive agreement. Mr. Hunt also stated that Ralcorp expected a customary termination, or break-up, fee in the event that the agreement was terminated by AIPC to pursue a transaction with a third-party making a superior proposal and was not willing to proceed unless AIPC agreed to those conditions. This indication of interest was confirmed in writing by letter dated May 12, 2010 from Mr. Stiritz to Mr. Patterson.

On May 14, 2010, the AIPC Board met telephonically with HBS to review the terms of Ralcorp’s May 12, 2010 indication of interest and determined that a thorough discussion of the matter would be held at the upcoming AIPC Board meeting scheduled for May 17, 18 and 19, 2010 in Bergheim, Texas.

On May 17, 18 and 19, 2010, the AIPC Board held a series of meetings in person in Bergheim, Texas with HBS and various financial advisors to AIPC, including Evercore. At the May 17, 2010 AIPC Board meeting, AIPC management discussed AIPC’s five-year standalone plan, reviewed their work on a potential acquisition strategy, which included a high level introduction to the Company’s acquisition principles and the work performed to date with a strategic financial advisor to develop an acquisition strategy. Representatives of the strategic financial advisor then joined the meeting and provided an overview of the acquisition market, discussing the U.S. capital markets, the opportunity for acquisitions and overall economic considerations in the transactional market. Their comments included a review of potential transactional considerations, including a discussion of possible targets for consideration. The AIPC Board and representatives of the strategic financial advisor then discussed the possible acquisition opportunities for AIPC in light of AIPC’s current financial situation and the Company’s operating projections provided by AIPC management. The AIPC Board also discussed the risks and opportunities of a growth strategy based on acquisitions, noting several factors, including that acquisitions can be time consuming and distracting for management, that acquisitions may not be able to be completed on favorable economic terms, even if appropriate targets could be identified, that the Company had not undertaken any acquisitions under its current management, and that the lack of a diversified product line had limited the Company’s growth prospects and market value.

At the May 18 meeting, Evercore presented various financial analyses related to AIPC management’s five-year standalone business plan and Ralcorp’s May 12, 2010 indication of interest. The AIPC Board discussed the Company’s growth prospects with or without acquisitions, and the operating, financial and implementation risk associated therewith. The Board also considered several other factors, including the substantial premium the Ralcorp offer represented over the market value of the Company’s shares, the uncertainty of identifying and completing any acquisitions and the length of time associated therewith, the five-year projected operating results for the Company presented by management showing relatively low organic growth absent acquisitions, the likelihood that any financial buyer would be willing or able to pay a price for the Company above to the Ralcorp offer, and the likelihood that a strategic buyer would be willing to pay a price for the Company above the Ralcorp offer or be able to conclude a purchase of the Company as a result of potential regulatory issues. During its discussions the AIPC Board also reviewed with Evercore and HBS various aspects of Ralcorp’s latest indication of interest. Following these discussions, the AIPC Board concluded that an exclusive negotiating period with Ralcorp was not available at the offer price of $51.00 per share, that Ralcorp should provide its best offer in order to obtain an exclusive negotiating period, and that the Board would not accept a price of less than $53.00 per share in cash.

On May 18, 2010, following the Board meeting, the AIPC Committee met with Evercore and HBS to discuss Ralcorp’s May 12, 2010 indication of interest to acquire AIPC at $51.00 per share, coupled with an exclusivity agreement. The AIPC Committee and its advisors held a lengthy discussion, including a review of the factors discussed at the Board meeting the day before. Following this discussion, the AIPC Committee authorized Evercore to communicate with Credit Suisse Securities (USA) LLC, financial advisor to Ralcorp (“Credit Suisse”), that AIPC would not agree to enter into an exclusivity arrangement with Ralcorp at $51.00 per share and to seek from Ralcorp its best offer. The AIPC Committee informed Evercore that the AIPC Board would not accept a price below $53.00 per share in cash.

On May 19, 2010, Evercore advised Credit Suisse that the AIPC Board would only be willing to consider entering into a period of exclusivity with Ralcorp if Ralcorp increased its offer to $53.00 per share and proposed a break up fee of 2.75% of the equity value of AIPC. On May 20, 2010, Credit Suisse responded, after receiving direction from Ralcorp, that Ralcorp was willing to offer $53.00 per share in cash, but only with a break-up fee of 3.75% and the agreement by AIPC to forego any post-signing “go-shop” period. Over the next two days, Evercore and Credit Suisse continued discussions at the direction of their respective clients. At the conclusion of these discussions, Evercore was advised that Ralcorp’s final and best offer was $53.00 cash per share, in exchange for which Ralcorp would require a break-up fee of 3.0% of the equity value of AIPC, that AIPC agree to an exclusive negotiating period through June 30, 2010, a no-solicitation provision, subject only to a fiduciary out based on the receipt by AIPC of a superior proposal from a third party, and that AIPC agree to forego any post-signing “go-shop” period in a transaction with Ralcorp. Ralcorp’s revised terms were confirmed in writing by letter dated May 21, 2010 from Mr. Skarie, Ralcorp’s Co-Chief Executive Officer and President, to Mr. Patterson.

During the afternoon of May 21, 2010, the AIPC Board met telephonically with Evercore and HBS to discuss Ralcorp’s revised terms. After further discussion, the Board authorized the AIPC Committee to proceed with negotiations on this basis.

On May 24, 2010, the AIPC Committee, Evercore and HBS discussed the next steps in proceeding with the negotiation of a potential transaction with Ralcorp, including the due diligence process. Following this discussion, AIPC’s acceptance of Ralcorp’s May 21, 2010 indication of interest was confirmed in writing by letter dated May 24, 2010 from Mr. Patterson to Mr. Skarie, and on May 24, 2010, Ralcorp and AIPC executed an agreement which provided Ralcorp with a period of exclusivity through the close of business on June 30, 2010 (the “Exclusivity Agreement”).

During the week of May 24, 2010, (i) the legal advisors of Ralcorp and AIPC discussed the anticipated due diligence process and the proposed transaction structure as a two-step transaction with a tender offer followed by a merger, (ii) AIPC received Ralcorp’s written due diligence requests, (iii) AIPC prepared, and granted Ralcorp and its advisors access to, an electronic data room to facilitate more extensive legal and financial due diligence by Ralcorp, and (iv) Bryan Cave LLP, outside counsel to Ralcorp (“Bryan Cave”), delivered a draft of an agreement and plan of merger to HBS and AIPC.

On May 28, 2010, the AIPC Committee met with Evercore and HBS to discuss, among other things, (i) the due diligence process; (ii) the first draft of the agreement and plan of merger; (iii) an overview of the Hart-Scott-Rodino process; and (iv) the development of AIPC’s customer and employee communication plans.

During the weeks of May 31 through June 20, 2010, representatives of Ralcorp reviewed the information and documents contained in the electronic data room and AIPC management conducted multiple telephonic and in-person meetings with representatives of Ralcorp in connection with Ralcorp’s due diligence review of AIPC.

On June 1, 2010, the AIPC Committee met with Evercore and HBS. During this meeting, the AIPC Committee reviewed the key aspects of the proposed Transaction, including comparing the timing aspects and implications of a two-step tender offer/merger transaction to a one-step merger transaction. Evercore discussed the current market for other potential buyers to purchase AIPC, noting their view that although it was unlikely that other potential strategic buyers would be interested in AIPC considering the financial terms of the Transaction and regulatory considerations, the transaction structure provided sufficient opportunity for a strategic buyer to make a competing offer. Evercore also advised the AIPC Committee that it was unlikely that a financial buyer would be interested in purchasing AIPC given the significant premium represented by Ralcorp’s offer of $53.00 per share in cash. HBS also led a discussion to review the terms and conditions of the first draft of the agreement and plan of merger. The participants discussed the mechanics of the proposed two-step tender offer/merger transaction structure and the material transaction terms, including the representations, warranties and covenants of AIPC and Ralcorp, and the Company’s fiduciary out and other termination and related termination fee provisions. After this discussion, the AIPC Committee determined that, if AIPC were to move forward with the two-step tender offer/merger transaction structure, it should request from Ralcorp a reverse termination fee and an extended minimum tender offer period.

From June 2, 2010 through June 20, 2010, the parties and their respective advisors negotiated the terms of the agreement and plan of merger. During that period, numerous drafts of the agreement and plan of merger and related documentation were exchanged between the parties and the parties negotiated several key points, including the structure of the transaction as a two-step transaction, and, following the parties’ agreement to use a two-step transaction structure, the following issues: (i) the duration of the minimum tender offer period, (ii) the termination rights of the parties and the remedies available to each upon exercise of such termination rights, and (iii) the parties’ respective representations, warranties and covenants, including the terms of the proposed employee matters covenant.

During this period, Evercore, HBS and the AIPC Committee held several discussions of the issues being negotiated and on June 14, 2010 the AIPC Committee, Evercore and HBS met telephonically with the AIPC Board to review and discuss the status of the negotiations.

The parties’ negotiations continued over the next several days, during which the parties specifically negotiated the issue of a reverse break-up fee if Ralcorp were unable to complete the transaction, the length of the tender offer period, the circumstances under which AIPC would be able to change its recommendation of the transaction if it were to receive a proposal superior to Ralcorp’s offer, the representations and warranties of AIPC and Ralcorp and the conditions to and termination rights of the parties related to the transaction. In addition, Ralcorp noted again its earlier willingness to consider adding two of AIPC’s directors to the Ralcorp Board of Directors if the Merger were completed. The AIPC Committee instructed Evercore to inform Ralcorp that board seats were not an issue the Committee would consider in the course of the negotiations but that Ralcorp was free to discuss that issue with members of the AIPC Board following the Merger if it were completed, but not before. Evercore, HBS and Ralcorp also discussed the terms and conditions of Ralcorp’s financing commitment.

On June 20, 2010, the AIPC Committee met with Evercore and HBS and received a detailed reviewed of the terms and conditions of the Merger Agreement and reviewed in detail the terms of Ralcorp’s financing commitment letter. HBS reported that throughout the day it and Evercore had sought unsuccessfully to strengthen certain terms of Ralcorp’s financing commitment, and had continued to seek and receive from Ralcorp additional flexibility for the AIPC Board to deal with any possible competing offers that may be received during the tender offer period. At this meeting, the AIPC Committee determined to recommend that the AIPC Board approve the Merger Agreement.

On the evening of June 20, negotiations of the terms and conditions of the Merger Agreement were completed.

During the evening of June 20, 2010, the AIPC Board met in person with Evercore and HBS at the offices of HBS in Kansas City, Missouri to consider the proposed transaction. At this meeting, Evercore and HBS reviewed the principal terms of the proposed transaction and Evercore presented its financial analysis regarding the proposed transaction and delivered to AIPC its oral opinion, later confirmed in writing, to the effect that, as of June 20, 2010, and based on and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the $53.00 per share in cash to be received by the holders of AIPC’s Class A common stock pursuant to the transaction was fair, from a financial point of view, to such holders. During the course of the presentation, Evercore responded to questions from the AIPC Board confirming and clarifying their understanding of the analyses performed and opinion rendered by Evercore.

HBS reviewed with the AIPC Board its fiduciary duties in the context of the proposed transaction and reviewed with the AIPC Board in detail the terms of the proposed agreement and plan of merger. During this discussion, HBS focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Ralcorp’s obligations to close the Offer (including the minimum tender condition), the “Material Adverse Effect” definition as it applies to AIPC and Ralcorp, the “top-up” option, the non-solicitation and fiduciary out provisions and related termination rights of AIPC and Ralcorp, the amount of the proposed AIPC termination fee, and other material terms of the agreement and plan of merger. HBS noted that it did not believe that further efforts to negotiate the terms and conditions of the transaction would be successful. The Board specifically noted in its discussion and consideration that AIPC had not undertaken an auction to identify other potential buyers based in part on Evercore’s analysis that the price offered by Ralcorp was above the price that any financial buyer was likely to be willing to pay and that the tender offer time period was sufficient to allow any interested strategic buyer the opportunity to propose a competing offer; that AIPC had successfully negotiated with Ralcorp, over the course of the several meetings and discussions, significant increases in Ralcorp’s offer price in exchange for AIPC agreeing to forego discussions with other possible parties and a “go-shop” provision post-signing; that the termination fee of 3.0% of the equity value of AIPC was reasonable; that Ralcorp’s price of $53.00 per share in cash provided a significant premium over AIPC’s current and historical trading price; that the Ralcorp transaction had no financing contingency; and that the transaction with Ralcorp would not likely involve any regulatory delays.

The AIPC Board again reviewed AIPC’s financial condition, results of operations, financial plan, prospects and strategic alternatives.

After discussion regarding the terms of the transaction, the AIPC Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, AIPC and its stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that AIPC stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement, and approve the Merger.

(c)	Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board met several times and consulted with the Negotiating Committee, the Company’s senior management, outside counsel and financial advisors. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger, the Company Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determination and recommendation:

•	the $53.00 per Share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the effective time of the Merger, which represents a 27.0% premium over the closing price of the Shares on June 18, 2010, the last trading day before the Company signed the Merger Agreement and a 35.5% premium over the trading price on June 17, 2010; a 36.0% premium over the average closing price of the Shares over the 20 trading days ended on June 18, 2010; and a 31.0% premium over the closing price on April 23, 2010, the date the Company Board met to consider its response to Parent’s March 29 offer;

•	the Company Board’s belief that $53.00 per Share in cash to be received by the Company’s stockholders in the Offer and the Merger represented the best price available;

•	that, with the assistance of Company senior management and its financial advisors, the Company Board had evaluated a broad range of potential strategic alternatives, including (i) continuing to operate the Company on a standalone basis; (ii) expanding the Company’s business through acquisitions; and (iii) developing further the Company’s strategic efforts with respect to its existing business;

•	that the Company does not have a diversified product line and that there are several risks to the successful implementation of an acquisition strategy designed to add product diversification and revenue growth;

•	the oral opinion of Evercore to the Company Board, dated June 20, 2010, and subsequently confirmed in writing to the effect that, as of such date, and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the Consideration and Offer Price, as applicable, to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Evercore, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Evercore in connection with the opinion, is attached hereto as Annex II and is incorporated herein by reference;

•	that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders;

•	the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent public company. The Company Board also discussed the general risks of market conditions and other risks to achieve the Company’s financial plan or prospects. The Company Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan, and prospects, all in an uncertain economic environment, unless the Company were acquired;

•	its belief that the Offer and the Merger could be completed relatively quickly and with minimal disruption, in light of the scope of the conditions to completion;

•	the Company Board’s view that it was unlikely that a third party would be interested in entering into strategic relationships with the Company or to acquire the Company on terms more favorable than those offered by the Parent, including the fact that in earlier discussions with another possible merger partner the other party had not been willing to offer a valuation of more than $38.00 per share for the Company;

•	the course of discussions and negotiations between the Company and the Parent, resulting in an increase in the cash consideration per Share, improvements to the terms of the Merger Agreement in connection with those negotiations, and that Parent stated that the $53.00 price was its “best and final offer” and that these were the most favorable terms to the Company to which the Parent was willing to agree;

•	the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified limited ability of the parties to terminate the Merger Agreement and the fact that (i) neither the Offer nor the Merger is subject to a financing condition, (ii) the conditions to the Offer are specific and limited, and a majority are not within the control or discretion of Parent and, in the Company Board’s judgment, are likely to be satisfied, and (iii) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted, under certain circumstances, to terminate the Merger Agreement at any time in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as such term is defined in the Merger Agreement) upon the payment to Parent of a $36.3 million termination fee, and its belief, after consulting with its advisors, that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

•	that there was a high likelihood that the transaction with Parent would be completed given Parent’s financial condition, the commitment Parent has with respect to financing the transaction, and its ability to complete the Offer and the Merger; and

•	the availability of statutory appraisal rights under Delaware law in the cash-out Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the fact that the nature of the transaction as a cash transaction will prevent current stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations;

•	the possibility that if the Offer and the Merger are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers and business partners after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors and officers will have expended considerable time and effort to consummate the transactions;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals;

•	the fact that the Company must pay Parent a termination fee of $36.3 million if the Company terminates the Merger Agreement in certain circumstances;

•	the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect the Company’s ability to engage in another transaction for up to twelve (12) months following the termination date should the Offer not be completed;

•	the risk that the Offer may not receive the requisite tenders from the Company’s stockholders and therefore may not be consummated;

•	the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the Company Board unanimously recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

(d)	Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase by exercising Company Stock Options or Company Stock Appreciation Rights (for a description of the treatment of Company Stock Options or Company Stock Appreciation Rights in connection with the Offer and Merger Agreement, see Item 3).

(e)	Opinion of the Company’s Financial Advisor

On June 20, 2010, Evercore delivered its oral opinion to the Company Board, which opinion was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Offer Price or the Merger Consideration, as applicable (the “Consideration”), to be received by holders of shares of Common Stock pursuant to the Offer and the Merger (together, the “Transaction”) was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated June 20, 2010, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is contained in Annex II to this Schedule and is incorporated by reference into this Schedule. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to the Company Board and addresses only the fairness, from a financial point of view, of the consideration to be received by holders of shares of Common Stock. The opinion does not address any other aspect of the transaction and does not constitute a recommendation to the Company Board or to any other persons in respect of the proposed transaction, including to any holder of shares of Common Stock as to whether such holder should tender any Common Stock pursuant to the Offer. Evercore’s opinion does not address the relative merits of the proposed Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the proposed Transaction. The summary of the Evercore opinion set forth in this Schedule is qualified in its entirety by reference to the full text of the opinion included as Annex II.

In connection with rendering its opinion, Evercore has, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to Evercore by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company prepared and furnished to Evercore by management of the Company (the “Management Projections”);

(iv)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to Evercore by management of the Company;

(v)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the shares of Common Stock;

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that Evercore deemed relevant;

(ix)	reviewed certain publicly available business and financial information relating to the Parent that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(x)	reviewed the pro forma impact of the Transaction on the Parent;

(xi)	reviewed a draft of the Merger Agreement dated June 20, 2010, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analysis; and

(xii)	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to the Company referred to above, Evercore has assumed that the Management Projections have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. Evercore expressed no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of shares of Common Stock of the Transaction.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of shares of Common Stock, from a financial point of view, of the Consideration as of the date of its opinion. Evercore did not express any view on, and its opinion did not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Evercore assumed that any modification to the structure of the Transaction would not vary in any respect material to its analysis. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the shares of Common Stock or any business combination or other extraordinary transaction involving the Company. Evercore’s opinion noted that it is not a legal, regulatory, accounting or tax expert and that Evercore assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Except as described above, the Company Board imposed no other instructions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by the Company Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board or Parent management with respect to the Transaction or the Consideration payable in the Transaction.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Company Board on June 20, 2010 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 18, 2010 (the last trading day prior to June 20, 2010, the date on which the Company Board approved the Transaction), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Historical Trading Analysis and Implied Transaction Premiums.

Evercore reviewed the percentage change relative to the June 18, 2010 closing price of the Common Stock and calculated the premium to be paid in the Transaction relative to the closing price of the Common Stock as of June 18, 2010 and the closing price of the Common Stock as of June 17, 2010 (included in the analysis as a result of the 6.7% increase in the closing price of the Common Stock one trading day prior to the announcement of the Transaction), as follows:

Analysis based on Common Stock Closing Price on June 17, 2010

		Premium/	Premium Based
		(Discount) to	on $53.00
Period	Statistic	Closing Price	Consideration

June 17, 2010	$39.11	—	35.5%
1 Trading Day Prior (6/16/2010)	$39.20	(0.2)%	35.2%
5 Trading Days Prior (6/11/2010)	$38.01	2.9%	39.4%
10 Trading Days prior (6/04/2010)	$40.00	(2.2)%	32.5%
20 Trading Days Prior (5/20/2010)	$38.43	1.8%	37.9%
60 Trading Days Prior (3/24/2010)	$38.98	0.3%	36.0%
120 Trading Days Prior (12/24/2009)	$34.92	12.0%	51.8%
5 Trading Days Average (6/11/2010 — 6/17/2010)	$39.02	0.2%	35.8%
10 Trading Days Average (6/04/2010 — 6/17/2010)	$38.68	1.1%	37.0%
20 Trading Days Average (5/20/2010 — 6/17/2010)	$38.74	0.9%	36.8%
60 Trading Days Average (3/24/2010 — 6/17/2010)	$39.60	(1.2)%	33.8%
120 Trading Days Average (12/24/2009 — 6/17/2010)	$38.38	1.9%	38.1%
52-Week High (5/17/2010)	$44.00	(11.1)%	20.5%
52-Week Low (6/17/2009)	$25.49	53.4%	107.9%

Analysis based on Common Stock Closing Price on June 18, 2010

		Premium/	Premium Based
		(Discount) to	on $53.00
Period	Statistic	Closing Price	Consideration

June 18, 2010	$41.73	—	27.0%
1 Trading Day Prior (6/17/2010)	$39.11	6.7%	35.5%
5 Trading Days Prior (6/14/2010)	$39.24	6.3%	35.1%
10 Trading Days Prior (6/07/2010)	$38.77	7.6%	36.7%
20 Trading Days Prior (5/21/2010)	$38.96	7.1%	36.0%
60 Trading Days Prior (3/25/2010)	$38.88	7.3%	36.3%
120 Trading Days Prior (12/28/2009)	$34.97	19.3%	51.6%
5 Trading Days Average (6/14/2010 — 6/18/2010)	$39.76	5.0%	33.3%
10 Trading Days Average (6/07/2010 — 6/18/2010)	$38.86	7.4%	36.4%
20 Trading Days Average (5/21/2010 — 6/18/2010)	$38.91	7.3%	36.2%
60 Trading Days Average (3/25/2010 — 6/18/2010)	$39.64	5.3%	33.7%
120 Trading Days Average (12/28/2009 — 6/18/2010)	$38.44	8.6%	37.9%
52-Week High (5/17/2010)	$44.00	(5.2)%	20.5%
52-Week Low (11/05/2009)	$26.00	60.5%	103.8%

Analysis of Multiples at Offer Price.

Evercore calculated and compared the following financial multiples and ratios for the Company based on information it obtained from the Company’s management, including management estimates for earnings before interest, taxes, depreciation and amortization (adjusted to exclude one-time charges and to include stock-based compensation expense), or Adj. EBITDA, and earnings per share (adjusted to exclude one-time charges and fully-taxed at 35.6%), or Adj. EPS, (i) as of June 17, 2010, (ii) as of June 18, 2010 and (iii) with respect to the Consideration of $53.00 per share:

•	Ratios of Total Enterprise Value, or TEV, (which represents market capitalization plus the total outstanding debt, less cash and cash equivalents balance) to Revenue (commonly referred to as TEV/Revenue Multiple) for each of the Company’s last twelve-months as of March 31, 2010, or LTM, estimated fiscal year 2010 and estimated fiscal year 2011;

•	Ratios of TEV to Adj. EBITDA (commonly referred to as TEV/Adj. EBITDA Multiple) for each of the Company’s LTM, estimated fiscal year 2010 and estimated fiscal year 2011;

•	Ratios of TEV to Earnings before interest, taxes and depreciation, or EBIT, (commonly referred to as TEV/EBIT Multiple) for each of the Company’s LTM, estimated fiscal year 2010 and estimated fiscal year 2011; and

•	Ratios of the applicable closing price of shares of Common Stock of the Company to Adj. EPS (commonly referred to as Price to Earnings Multiple) for each of the Company’s LTM, estimated fiscal year 2010 and estimated fiscal year 2011.

The following tables present the results of this analysis ($ in millions, except for per share amounts):

TEV/Revenue Multiple

		Share Price as		Share Price as
	Company	of June 17,		of June 18,		Consideration
Fiscal Period	Revenue	2010 ($39.11)		2010 ($41.73)		Value ($53.00)

LTM	$589.5	1.5	x	1.6	x	2.1	x
FY2010E	$569.8	1.5	x	1.6	x	2.1	x
FY2011E	$587.8	1.5	x	1.6	x	2.1	x

TEV/Adj. EBITDA Multiple

		Share Price as		Share Price as
	Company Adj.	of June 17,		of June 18,		Consideration
Fiscal Period	EBITDA	2010 ($39.11)		2010 ($41.73)		Value ($53.00)

LTM	$151.1	5.8	x	6.2	x	8.1	x
FY2010E	$161.8	5.4	x	5.8	x	7.5	x
FY2011E	$168.0	5.2	x	5.6	x	7.3	x

TEV/EBIT Multiple

		Share Price as		Share Price as
	Company	of June 17,		of June 18,		Consideration
Fiscal Period	EBIT	2010 ($39.11)		2010 ($41.73)		Value ($53.00)

LTM	$126.3	6.9	x	7.4	x	9.7	x
FY2010E	$136.9	6.4	x	6.8	x	8.9	x
FY2011E	$142.8	6.1	x	6.5	x	8.5	x

Price to Earnings Multiple

		Share Price as		Share Price as of
	Company Adj.	of June 17,		June 18,		Consideration
Fiscal Period	EPS	2010 ($39.11)		2010 ($41.73)		Value ($53.00)

LTM	$3.35	11.7	x	12.4	x	15.8	x
FY2010E	$3.79	10.3	x	11.0	x	14.0	x
FY2011E	$4.06	9.6	x	10.3	x	13.0	x

Analysis of Select Publicly Traded Companies.

Evercore reviewed and compared certain financial and operating information and measurements relating to the Company to corresponding information and measurements of a group of selected publicly traded companies in the food manufacturing industry. Although none of the selected publicly traded companies is directly comparable to the Company, the companies were chosen because they may be deemed to have certain characteristics that are similar to those of the Company.

In addition to the Parent, the companies that Evercore deemed to have certain characteristics similar to those of the Company were divided into two groups — Private Label and Large-Cap Brands — and were as follows:

Private Label	Large-Cap Brands

• B&G Foods Inc.	• Campbell Soup Co.
• Diamond Foods Inc.	• ConAgra Foods Inc.
• Flowers Foods Inc.	• Dean Foods Co.
• Lancaster Colony Corp.	• Del Monte Foods Co.
• Lance Inc.	• General Mills Inc.
• Ralcorp Holdings Inc.	• Hain Celestial Group Inc.
• TreeHouse Foods Inc.	• Hershey Co.
• H.J. Heinz Co.
• Hormel Foods Corp.
• J.M. Smucker Co.
• Kellogg Co.
• Kraft Foods Inc.
• McCormick & Co. Inc.
• Sara Lee Corp.

As part of its analysis, Evercore calculated and analyzed various financial multiples and ratios of the Company, Parent and the selected companies as follows:

•	TEV/Revenue Multiple for the LTM, calendar year 2010 and calendar year 2011;

•	TEV/Adj. EBITDA Multiple for the LTM, calendar year 2010 and calendar year 2011; and

•	the Price to Earnings Multiple for the LTM, calendar year 2010 and calendar year 2011.

The multiples for each of the selected companies were calculated using the closing price of the selected companies’ common stock on June 18, 2010 and were based on, and derived from, publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms and financial data provided by FactSet Research Systems Inc. With respect to 2010 and 2011 Adj. EBITDA figures for the selected companies, the convention of equity research analysts in preparing Adj. EBITDA is to include stock-based compensation expense. The multiples for the Company were calculated using the closing price of the selected companies’ common stock on June 18, 2010 and were based on, and derived from, publicly available information and the Management Projections. The following table presents the results of this analysis:

					Private Label				Large-Cap Brands
Multiple	Company		Parent		Mean		Median		Mean		Median

TEV/Adj. EBITDA
LTM	6.2	x	7.2	x	10.8	x	8.7	x	9.2	x	9.4	x
2010E	5.8	x	7.2	x	9.2	x	8.6	x	9.0	x	9.5	x
2011E	5.6	x	6.9	x	7.8	x	7.8	x	8.6	x	9.0	x
Price/Earnings
LTM	12.4	x	12.7	x	17.2	x	17.8	x	16.4	x	15.0	x
2010E	11.0	x	12.8	x	15.7	x	16.3	x	15.0	x	14.8	x
2011E	10.3	x	11.6	x	14.0	x	13.8	x	13.6	x	13.6	x

Note: Company and Parent multiples based on fiscal year metrics

Evercore then applied ranges of selected multiples and ratios of the financial and operating information and measurements, as set forth in the immediately preceding table, to the comparable data for the Company, based on the Management Projections, in order to derive a range of implied per share equity values. Evercore, in preparing its analysis and delivering an applicable range of selected multiples, was informed by the multiples and ratios of the preceding table but recognized the extent to which the target companies in the selected transactions were not directly comparable. Accordingly, Evercore derived these ranges of selected multiples based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability and expected growth of the Company, rather than a purely quantitative application of the multiples from the selected companies. This analysis resulted in a range of implied per share equity values for the Company, as compared to the Consideration of $53.00 per share, as summarized below:

	Applicable FY10E		Implied Equity per Share
Multiple	Amount	Range of Multiples	Reference Range

TEV/Adj. EBITDA	$161.8 million	5.0x — 7.0x	$36.15 — $50.56
Price/Earnings	$3.79	10.0x — 14.0x	$37.88 — $53.04

Present Value of Future Stock Price Analysis.

Evercore performed an illustrative analysis of the present value of the future stock price of the Company, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future Adj. EBITDA and its assumed TEV/Adj. EBITDA multiple and Price to Earnings Multiple. For this analysis, Evercore used the Management Projections for the fiscal year ending September 30, 2014. For the Adj. EBITDA Multiple analysis, Evercore first multiplied the Adj. EBITDA estimate by a range of TEV to Adj. EBITDA Multiples of 5.0x to 7.0x and next subtracted the debt and added cash and cash equivalents using estimates prepared by the management of the Company. For the Price to Earnings Multiple analysis, Evercore first removed the after-tax interest income on a per share basis from the Adj. EPS and then multiplied the resulting per share amounts by a range of Price to Earnings Multiples of 10.0x to 14.0x and next added the net cash and cash equivalents as of September 30, 2014 using estimates prepared by the management of the Company. For each basis, Evercore then calculated the implied per share future equity values for the shares of Common Stock at the end of fiscal year 2014 and discounted those values to June 20, 2010 using a discount rate of 10.0%. The discount rate was based on Evercore’s analysis of the equity cost of capital for the Company. After giving effect to such discounting, this analysis resulted in a range of implied per share equity values as of June 20, 2010 for the Company, as compared to the Consideration of $53.00 per share, as summarized below:

	Applicable FY14E		Implied Equity per Share
Multiple	Amount	Range of Multiples	Reference Range

TEV/Adj. EBITDA	$184.7 million	5.0x — 7.0x	$41.30 — $52.07
Price/Earnings	$4.24	10.0x — 14.0x	$43.94 — $55.76

Selected Precedent Transactions Analysis.

Evercore performed an analysis of selected transactions to compare multiples paid in other transactions to the multiples implied in the Transaction. Evercore analyzed a group of 14 merger and acquisition transactions that were announced between 1998 and 2009 involving the acquisition of private label food manufacturing companies and a group of 11 merger and acquisition transactions that were announced between 1998 and 2010 involving the acquisition of dry pasta manufacturing companies. The selected transactions are set forth below:

Date Announced	Acquiror	Target

Private Label Food Production
12/21/2009	TreeHouse Foods, Inc.	Sturm Foods
10/01/2008	TSG Consumer Partners, LLC	Sonora Mills Foods Inc.
06/24/2008	Sun Capital Partners Inc.	Sunrise Growers, Inc. — Frozsun Foods
01/30/2008	Bakkavor Group hf	Two Chefs On A Roll, Inc.
11/15/2007	Ralcorp Holdings, Inc.	Post Cereal (Subsidiary of Kraft)
03/05/2007	Ralcorp Holdings, Inc.	Bloomfield Bakers, LLP
01/09/2007	J&J Snack Foods Corp.	Hom/Ade Foods, Inc.
11/01/2006	Hot Stuff Foods LLC	Lettieri’s Inc.
03/02/2006	TreeHouse Foods, Inc.	Del Monte Foods Company (Soup and Infant Feeding Business)
04/20/2005	Brynwood Partners L.P.	Richelieu Foods, Inc.
05/11/2004	Madison Dearborn Capital, LLC	Pierre Foods, Inc.
12/13/2000	Ralcorp Holdings, Inc.	Torbitt & Castleman Company LLC — Syrup Business
06/16/2000	Ralcorp Holdings, Inc.	The Red Wing Company, Inc. (Subsidiary of Tomkins PLC)
07/20/1998	Genesee Corporation	TKI Foods, Inc.

Date Announced	Acquiror	Target

Dry Pasta Manufacturing
03/10/2010	Viterra, Inc. (Agricore United Holdings, Inc.)	Dakota Growers Pasta Company, Inc.
12/23/2008	Windjammer Capital Investors LLC	S.T. Specialty Foods, Inc.
10/01/2007	Amish Naturals, Inc.	Prima Pasta, Inc.
10/27/2006	FII International, Inc.	Amish Pasta Co Inc.
06/07/2006	Ebro Puleva SA	New World Pasta Company
01/29/2003	American Italian Pasta Company	PepsiCo Inc.- Golden Grain/Mission brand
07/30/2001	New World Pasta Company	Borden Foods Corporation — Remaining Pasta business
06/04/2001	American Italian Pasta Company	Borden Foods Corporation — 7 Pasta Brands
10/04/2000	American Italian Pasta Company	Bestfoods — Mueller Pasta Brand
12/15/1998	JLL Partners L.P., Miller Pasta, LLC, et al	New World Pasta Company
1/12/1998	Dakota Growers Pasta Company, Inc.	Primo Piatto, Inc.

While none of the companies (other than, in the case of the Company, the Company and, in the case of Parent, Parent) that participated in the selected transactions are directly comparable to the Company and Parent and none of the transactions in the selected transactions analysis is directly comparable to the Transaction, Evercore selected these transactions because each of the target companies in the selected transactions was involved in the private label food manufacturing or dry pasta manufacturing industries and had operating characteristics and products that for purposes of analysis may be considered similar to certain of the Company’s operating characteristics and products.

For each of the selected transactions, Evercore calculated and compared TEV based on the implied transaction price as a multiple of the target’s LTM Adj. EBITDA. Evercore noted that public financial information was unavailable for certain of the transactions. With respect to selected transactions involving target companies in the private label food manufacturing industry, the results of this analysis indicated a mean value of 8.5x and a median value of 8.7x. With respect to selected transactions involving target companies in the dry pasta manufacturing industry, the results of this analysis indicated a mean value of 7.3x and a median value of 6.8x.

Evercore first applied a range of selected multiples of TEV to LTM Adj. EBITDA and next subtracted the debt and added cash and cash equivalents of the Company as of March 31, 2010 in order to derive an implied equity value range for the Company and then divided those amounts by the number of fully diluted shares of the Company. Evercore then compared this implied per share equity value range against the Consideration.

Applying a range of multiples of TEV to LTM Adj. EBITDA of 7.0x — 9.0x to the Company’s LTM Adj. EBITDA of $151.1 million, this analysis indicated a range of implied per share equity values for the Company of approximately $46.12 to $59.04 as compared to the Consideration of $53.00 per share. Evercore, in preparing its analysis and delivering an applicable range of selected multiples, was informed by the multiples and ratios of the transactions in the preceding table but recognized the extent to which the target companies in the selected transactions were not directly comparable. Accordingly, Evercore derived these ranges of selected multiples based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability and expected growth of the Company, rather than a purely quantitative application of the multiples from the selected transactions.

Analysis of Historical Premiums Paid.

Evercore reviewed the premiums for acquisitions of a controlling equity stake of U.S. target companies announced over the last five years with TEV values between $500 million and $1.5 billion, excluding those transactions where the target was a financial institution, REIT or government-controlled entity. Evercore identified 176 total transactions with the foregoing criteria, including 134 transactions with all cash consideration. Using information from Securities Data Corp., a data source that monitors and publishes information on merger and acquisition transactions, premiums paid were calculated as the percentage by which the per share consideration paid in each such transaction exceeded the closing market share prices of the target companies one day, one week and four weeks prior to transaction announcements. This analysis indicated the following implied mean, median, high and low premiums for the selected transactions:

	1 Day Prior	1 Week Prior	4 Weeks Prior

Cash Transactions
Number of Transactions	134	134	134
Mean	27.2%	28.5%	31.5%
Median	23.9%	26.0%	29.6%
High	100.2%	105.0%	135.5%
Low	(37.3)%	(38.8)%	(34.1)%
All Transactions
Number of Transactions	176	176	176
Mean	27.3%	29.1%	32.8%
Median	23.9%	26.8%	30.0%
High	101.7%	121.0%	156.4%
Low	(37.3)%	(38.8)%	(34.1%)

Based on the above analysis, Evercore then applied a range of selected premiums from 24.0% to 32.0% derived from the selected transactions and based on the mean and median range for cash transactions to the closing price of the Company’s Common Stock on June 17, 2010 and June 18, 2010. With respect to the closing price of the Company’s Common Stock on June 17, 2010, this analysis indicated a range of implied per share equity values for the Company of $48.50 to $51.63, as compared to the Consideration of $53.00 per share. With respect to the closing price of the Company’s Common Stock on June 18, 2010, this analysis indicated a range of implied per share equity values for the Company of $51.75 to $55.08, as compared to the implied per share Consideration of $53.00.

Discounted Cash Flow Analysis.

Evercore performed an illustrative discounted cash flow analysis on the Management Projections with respect to the estimated future performance of the Company for the purpose of determining the fully diluted equity value per share of the Common Stock of the Company. Evercore calculated the unlevered free cash flows that the Company is expected to generate based upon the Management Projections for the fiscal years 2011 through 2014. Evercore also calculated a range of terminal asset values of the Company at the end of fiscal year 2014 by applying a range of terminal Adj. EBITDA multiples of 5.5x to 7.5x (which was selected by Evercore based on its judgment and experience as informed by the historical trading range for the Company) to the Company’s estimated fiscal year 2014 Adj. EBITDA. The unlevered free cash flows and range of terminal asset values were then discounted to present values using a discount rate of 10.0% which was chosen by Evercore based upon an analysis of the weighted average cost of capital of the Company. Evercore then calculated a range of TEVs of the Company by adding the present values of the unlevered free cash flows to the present values of the Company’s terminal asset value at September 30, 2014 for each Adj. EBITDA multiple and discount rate input within the chosen ranges. To calculate the illustrative range of implied equity values per share, Evercore added the Company’s estimated cash and cash equivalents, subtracted the Company’s estimated total debt and finally divided such equity value by the number of fully diluted shares of the Company. This analysis resulted in a range of illustrative implied equity values per share of approximately $47.87 to $58.78 per share of Common Stock of the Company, as compared to the Consideration of $53.00 per share.

Leveraged Buyout Analysis.

Evercore performed a leveraged buyout analysis of the Company in order to ascertain the price of the Common Stock of the Company that might be attractive to a potential financial buyer based upon the Management Projections provided to Evercore by the Company’s management. Evercore calculated the implied value per share of Common Stock of the Company that would generate an internal rate of return ranging between 20.0% and 25.0% assuming the following: (i) a range of selected exit multiples of 5.5x to 7.5x estimated Adj. EBITDA in 2014 and (ii) a leverage ratio of debt over Adj. EBITDA of 5.0x. This analysis resulted in a range of illustrative implied per share purchase prices of $42.45 to $51.19, as compared to the Consideration of $53.00 per share.

Pro Forma Accretion/Dilution Analysis.

Evercore prepared pro forma analyses of the forecasted financial impact of the Transaction using earnings estimates for the Company prepared by the Company management and, for Parent, estimated pursuant to publicly-available information and Wall Street equity research. Evercore performed this analysis based on an assumed September 30, 2010 date of completion for the proposed Transaction. For the fiscal years 2011 and 2012, Evercore compared the earnings estimates of Parent, on a standalone basis, to the earnings estimates of the resulting company. The pro forma analysis assumed a pro forma effective tax rate of 37.0%, certain purchase accounting adjustments, $1,230 million in new indebtedness at an illustrative interest rate of 8.0% and the payment of $18 million in financing and transaction fees related to the Transaction. Evercore performed this analysis both (i) assuming $10 million of synergies in 2011 and $20 million of synergies in 2012 and (ii) excluding any potential synergies. Based on these analyses, the Transaction would be accretive to Parent on an Adj. EPS basis, both taking into account and excluding synergies, for fiscal years 2011 and 2012.

Pro Forma Leverage Analysis.

Evercore analyzed the effects of the transaction on Parent’s expected leverage following the closing (assumed to be September 30, 2010) through 2012. The results of this analysis are summarized below:

	2010E (Closing)		2011E		2012E

Debt/Adj. EBITDA	3.3	x	2.6	x	2.1	x
Adj. EBITDA/Interest	4.2	x	4.9	x	6.6	x

General.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Transaction by the Company Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of the Company. No company used in the above analyses as a comparison is directly comparable to the Company, and no transaction used is directly comparable to the Transaction. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Parent or their respective advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the Consideration to be received by holders of shares of Common Stock pursuant to the Transaction. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Evercore did not recommend any specific consideration to the Company or that any given consideration constituted the only appropriate consideration.

Under the terms of Evercore’s engagement, the Company has agreed to pay Evercore a fee, based upon a percentage of the aggregate value of the Transaction. Based upon a Consideration of $53.00 per share, a fee of approximately $2.4 million became payable to Evercore upon the delivery of its fairness opinion and, upon completion of the Transaction, Evercore will receive an additional fee of approximately $8.5 million. Such additional fee is subject to change depending on the actual Transaction value. In addition, the Company has agreed to reimburse Evercore for its reasonable and customary expenses (including legal and other professional fees, expenses and disbursements), and to indemnify Evercore for certain liabilities arising out of its engagement. Prior to its engagement, Evercore and its affiliates provided financial advisory services to the Company and had received fees for the rendering of those services including the reimbursement of expenses. Other than as described in the preceding sentence, during the two year period prior to the date of its opinion, no material relationship existed between Evercore and its affiliates and Parent pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to the Company or Parent or their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, the Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Company engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company engaged Evercore to act as the Company’s financial advisor in connection with the Offer and the Merger based on its qualifications and expertise in providing financial advice and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated May 11, 2010, a fee of $2.4 million became payable to Evercore upon delivery of its opinion and has been subsequently paid. Under the terms of the May 11, 2010 letter agreement, Evercore will be entitled to receive an additional fee of approximately $8.5 million upon consummation of the Merger. Such additional fee is subject to change depending on the actual Transaction value. The Company has also agreed to reimburse Evercore for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify Evercore against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws. In the past, Evercore has provided services to the Company unrelated to the Offer and the Merger, including certain investment banking services in connection with the Company’s analysis of its various strategic and financial options.

Neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company:

(1) The Company issued an aggregate of 81,781 Shares in connection with the ordinary course exercise of outstanding Company Stock Options and Company Stock Appreciation Rights, and received 1,660 Shares as payment of taxes in connection with the vesting of Company Restricted Shares.

(2) As shown below, the following executive officers exercised Company Stock Appreciation Rights and sold the Shares received upon exercise in the open market, in each case pursuant to a previously adopted Rule 10b5-1 trading plan.

	Number of	Date of	Shares	Exercise	Sale	Date of
Name	SARS	Exercise	Received/Sold	Price	Price	Sale

Mr. George	7,501	5/3/10	6,467	$5.50	$39.00	5/4/10
Mr. Schuller	3,166	5/17/10	2,602	$7.47	$42.54	5/18/10
Mr. Geist	4,000	5/17/10	3,475	$5.50	$42.32	5/18/10
Mr. Geist	3,952	6/15/10	3,402	$5.50	$39.04	6/16/10
Mr. Geist	48	6/15/10	37	$9.02	$39.04	6/16/10

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Except as set forth in this Schedule, no negotiations are being undertaken, or are underway, by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken, or are underway, by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company, at a price per share equal to the Offer Price, up to the number of authorized and unissued Shares equal to the number of shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of shares of each class of the Company capital stock then outstanding that, absent Section 253 of the DGCL, would be entitled to vote on the Merger (the “Requisite Short Form Merger Shares”) after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) or, as may be elected by Parent, on a primary basis at the Effective Time.

The Top-Up Option is exercisable from time to time in whole or in part and will terminate upon the termination of the Merger Agreement in accordance with its terms. Purchaser must provide the Company with notice of its intention to exercise the Top-Up Option and may pay the Company the purchase price either entirely in cash or, at its election, by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. Any such promissory note will be full recourse against Parent and bear interest at the rate of 3% per annum and may be prepaid without premium or penalty.

The obligation of the Company to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of applicable law (including, without limitation, applicable rules and regulations of NASDAQ) prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares; (b) the number of Shares issuable upon exercise of the Top-Up Option would not exceed the number of authorized but unissued Shares; and (c) Purchaser owns less than the Requisite Short-Form Merger Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because Parent and Purchaser’s ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.

Anti-Takeover Statutes and Provisions

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each record holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with interest, if any, for Shares held by such holder. Section 262 is reprinted in its entirety as Annex III to this Schedule. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex III. This discussion and

Annex III should be reviewed carefully by any holder who wishes to preserve the right to exercise appraisal rights, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights. HOLDERS WHOSE SHARES ARE TENDERED PURSUANT TO THE OFFER, WILL NOT BE ENTITLED TO APPRAISAL RIGHTS.

If the Merger is consummated, a record holder of Shares who makes the demand described below with respect to such Shares, and who does not tender Shares pursuant to the Tender Offer, continuously is the record holder of such Shares through the effective time of the Merger (the “Effective Time”), otherwise complies with the statutory requirements of Section 262 and neither votes in favor of the Merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the “Delaware Court”) of the fair value of his, her or its Shares. All references in this summary of appraisal rights to a “stockholder” or “holders of Shares” are to the record holder or holders of Shares.

Appraisal rights if the Merger following the Offer is a “short-form” merger under Section 253 of the DGCL, i.e., Purchase acquires at least 90% of the outstanding Shares in the Offer:

Under Section 262, if the Merger is accomplished pursuant to Section 253 of the DGCL, the Company, either before the effective date of the Merger or within 10 days after the effective date of the Merger, must notify each stockholder entitled to appraisal rights of the Merger and that appraisal rights are available to such stockholders and include in each such notice a copy of Section 262.

Holders of Shares who desire to exercise their appraisal rights must make a written demand for appraisal to the Company within 20 days after the date of mailing of the notice referred to above. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Shares.

Appraisal rights if the Merger following the Offer is a “long-form” merger under Section 251 of the DGCL, i.e., Purchaser acquires at least a majority of the outstanding Shares in the Offer, and the Merger is being effected by written consent, without a meeting of Company stockholders, pursuant to Section 228 of the DGCL:

Under Section 262, if the Merger is accomplished pursuant to Section 228 of the DGCL, the Company, either before the effective date of the Merger or within 10 days after the effective date of the Merger, must notify each stockholder entitled to appraisal rights of the Merger and that appraisal rights are available to such stockholders and must include in each such notice a copy of Section 262.

Holders of Shares who desire to exercise appraisal rights must make a written demand for appraisal to the Company within 20 days after the date of mailing of the notice. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Shares.

Appraisal rights if the Merger following the Offer is a “long-form” merger under Section 251 of the DGCL, i.e., Purchaser acquires at least a majority of the outstanding Shares in the Offer, and the Merger is being consummated following approval thereof at a meeting of the Company’s stockholders:

Under Section 262, if the Merger is to be submitted for approval at a meeting of the Company’s stockholders, not less than 20 days prior to the meeting, the Company must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262.

Holders of Shares who desire to exercise their appraisal rights must not vote in favor of the Merger and must make a separate written demand for appraisal to the Company prior to the vote by the stockholders of the Company on the Merger. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Shares. A proxy or vote against the Merger will not by itself constitute such a demand. Within ten days after the Effective Time, the Company must provide notice of the Effective Time to all stockholders who have complied with Section 262 and who have not voted in favor of or consented to the Merger.

Generally applicable discussion of appraisal rights.

If the Merger is consummated, a person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If the Merger is consummated, a record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

If the Merger is consummated, within 120 days after the Effective Time, the Company or any stockholder who has complied with the required conditions of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on the Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares of all dissenting stockholders. There is no present intent on the part of Parent to cause the Company to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Parent will cause the filing of such a petition or that Parent will cause the initiation of any negotiations with respect to the fair value of such Shares. Accordingly, holders of Shares who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares not voting in favor of the Merger and with respect to which demands for appraisal were received by the Company and the number of holders of such Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in the previous sentence. Such statement must be mailed (i) within 10 days after the written request therefor has been received by the Company or (ii) within 10 days after the expiration of the period for the making of demands as described above, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding shall be conducted, as to the Shares owned by such stockholders, in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding the Delaware Court shall determine the fair value of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining “fair value”, the Delaware Court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court stated that in “a two-step merger, to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern” to be included in the appraisal process. Since any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger. Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and Merger.

The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder of the Company, the Delaware Court may order that all or a portion of the expenses incurred by any such stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal.

Any holder of Shares who has duly demanded appraisal in compliance with Section 262, after the Effective Time, will not be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as the Company has no obligation to cause the filing of such a petition, and the Company has no present intention to do so, if the Merger is consummated, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of his or her demand for appraisal and acceptance of the Merger Consideration by the date set forth in the appraisal notice to be delivered to the holders of

Shares as provided in the DGCL, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just, provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders are required to take any action relating thereto.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, that, absent Section 253, would be entitled to vote on the Merger, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, in the event that, following completion of the Offer, Parent, Purchaser or any other subsidiary of Parent owns at least the Requisite Short-Form Merger Shares, through the exercise of the Top-Up Option or otherwise, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL.

Stockholders’ Meeting

If approval of the Company’s stockholders is required under applicable law in order to consummate the Merger (i.e., in the event that Purchaser does not own the Requisite Short-Form Merger Shares and is thereby unable to consummate a short-form merger pursuant to Section 253 of the DGCL), the Company will, as promptly as practicable following the later of the Acceptance Time (as such term is defined in the Merger Agreement) or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, establish a record date for, call, give notice of, convene and hold a special stockholders meeting for the purpose of obtaining the affirmative vote in favor of the approval and adoption of the Merger Agreement and the Merger by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class (a “Majority Vote”). If, following the purchase of Shares by Purchaser pursuant to the Offer, during any subsequent offering period, or otherwise, Purchaser owns outstanding Shares representing a Majority Vote, Purchaser will be able to approve the Merger without the affirmative vote of any other stockholders.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in the Information Statement. The Information Statement is attached hereto as Annex I and is incorporated herein by reference.

Regulatory Approvals

HSR Approval.  It is a condition to Purchaser’s and Parent’s respective obligations to consummate the Merger that the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder has expired or been terminated.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Other Foreign Laws

The Company does not believe that any foreign regulatory approvals are required in connection with the consummation of the Offer or the Merger.

Litigation

On June 21, 2010, John Foley filed a class action complaint against the directors of the Company and Parent in the Circuit Court of Jackson County, Missouri. The complaint alleges, among other things, that (i) the directors of the Company breached their fiduciary duties to the Company’s stockholders, including the duties of good faith, loyalty and due care and a duty of candor and (ii) Parent aided and abetted the directors’ alleged breaches of their fiduciary duties. Plaintiffs seek, among other relief, injunctive relief preventing the defendants from consummating the Offer and the Merger and attorneys’ fees and expenses. Parent and the other defendants have not yet responded to the complaint. The foregoing description of the action is qualified in its entirety by the reference to the complaint related thereto, which is filed as Exhibit (a)(5)(C) to the Schedule and incorporated herein by reference.

Projected Financial Information

The Company does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the transaction, the Company’s management prepared unaudited prospective financial information on a stand-alone, pre-transaction basis. The Company is including a subset of this prospective financial information to provide its stockholders access to certain non-public information that was made available to the Company Board, Parent and Evercore. The information provided to the Company Board, Parent and Evercore included estimates of revenue, adjusted EBITDA, adjusted earnings per share and unlevered free cash flow. The Company’s internal financial forecasts (upon which the projections provided to Parent and Evercore were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The unaudited prospective financial information was prepared in mid-April, 2010, based solely on information available at that time, by the Company’s management. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of the Company, Parent, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of the Company, Parent or their respective affiliates assumes any responsibility for the accuracy of this information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business, many of which are beyond the Company’s control. The continuing turmoil in general economic conditions also creates significant uncertainty around the projections. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to its business. The unaudited prospective financial information set forth below was provided to Evercore for use in connection with its financial analysis and fairness opinion relating to the transaction and, in some cases, Evercore adjusted these numbers in connection with its financial analysis. Each of these adjustments was approved by the Company’s management and described above in the “Opinion of the Company’s Financial Advisor.”

The projections were not prepared with a view toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents the summary selected unaudited prospective financial information for the fiscal years ending 2010 through 2014 ($ in millions, except per share amounts):

	Projected
	FY10E	FY11E	FY12E	FY13E	FY14E

Revenue	$569.8	$587.8	$601.7	$617.0	$636.2
% growth		3.2%	2.4%	2.5%	3.1%
Adjusted EBITDA(1)	$161.8	$168.0	$175.6	$180.4	$184.7
% margin	28.4%	28.6%	29.2%	29.2%	29.0%
Adjusted EPS(2)	$3.79	$4.06	$4.17	$4.21	$4.24
% growth		7.2%	2.6%	1.0%	0.7%
Unlevered Free Cash Flow(3)(4)	$138.6	$94.4	$99.7	$102.7	$105.2

(1)	Adjusted EBITDA figures exclude one time charges and include stock based compensation expense.

(2)	Adjusted EPS figures exclude one time charges and are fully taxed.

(3)	Unlevered free cash flow represents after-tax EBIT plus depreciation and amortization less capital expenditures less changes in other assets and liabilities less other charges.

(4)	Unlevered free cash flow in fiscal year 2010E includes an Estimated $33.9 million of cash from the change in deferred income tax.

Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. The Company believes that there is a degree of volatility with respect to certain of the Company’s GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude the Company from providing accurate forecasted GAAP to non-GAAP reconciliations.

For the reasons identified above, the Company believes that providing estimates of the amounts that would be required to reconcile prospective adjusted earnings per share to forecasted diluted earnings per share, and adjusted EBITDA and unlevered free cash flow to income before income taxes and cash flows from operating activities would imply a degree of precision that would be confusing or misleading to investors.

No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the Company’s management that the Company’s management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the Transaction.

The Company has made publicly available its actual results of operations for the quarter ended January 1, 2010 and for the quarter ended April 2, 2010. Stockholders should review the Company’s Quarterly Report on Form 10-Q for the quarter ended January 1, 2010 filed with the SEC and the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2010 filed with the SEC to obtain this information.

Readers of this Schedule are strongly cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by the Company, the Parent, their respective advisors or any other person to any stockholder regarding the information included in these projections or the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of the unaudited prospective financial information herein should not be regarded as an indication that such unaudited prospective financial information will be necessarily predictive of actual future events, and they should not be relied on as such.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DOES NOT INTEND TO AND UNDERTAKES NO OBLIGATION TO UPDATE, OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS ARE SHOWN TO BE IN ERROR.

The Company’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule.

Forward-Looking Statements

Information both included and incorporated by reference in this Schedule may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed transaction between the Company and the Parent, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, obtaining regulatory approvals, and any other statements about Company’s managements’ future expectations, beliefs, goals, plans or prospects, including any projections, constitute forward-looking statements. Any statements that are not statements of historical fact (including, without limitation, statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, suppliers, customers or other business partners; transaction costs; and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports filed with the SEC including, without limitation, the risk factors detailed in the Company’s Form 10-K for the fiscal year ended October 2, 2009, which are incorporated herein by reference. The forward-looking statements are made only as of the date of publication. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward-looking statements.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 24, 2010 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed by Parent and Purchaser on June 24, 2010 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).

Exhibit No.	Description

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)*	Letter to Stockholders from the Chairman of the Board, dated June 24, 2010.
(a)(5)(A)	Form of Summary Advertisement, dated June 24, 2010 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO).
(a)(5)(B)	Press Release, dated June 21, 2010, of the Company regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 21, 2010).
(a)(5)(C)	Complaint filed in the Circuit Court of Jackson County, Missouri, at Kansas City on June 21, 2010 (incorporated by reference to Exhibit(a)(5)(C) of the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of June 20, 2010, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 21, 2010).
(e)(2)(A)	Employment Agreement, dated as of November 6, 2007, 2010, by and between the Company and Jack Kelly, as amended, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 8, 2007 and Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended January 1, 2010).
(e)(2)(B)	Amended and Restated Severance Plan for Senior Vice Presidents and Above (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 5, 2009).
(e)(3)*	Confidentiality Agreement, dated as of May 3, 2010, by and between the Company and Parent.
(e)(4)*	Exclusivity Agreement, dated as of May 24, 2010, by and between the Company and Parent.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN ITALIAN PASTA COMPANY

By:	/s/ John P. Kelly
Name:     John P. Kelly

Title:	President and Chief Executive Officer

Dated: June 24, 2010

ANNEX I

AMERICAN ITALIAN PASTA COMPANY

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 24, 2010 to holders of record of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of the Company (the shares of Common Stock, each a “Share”, and collectively, the “Shares”), of American Italian Pasta Company (the “Company”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Excelsior Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Company Board (the “Company Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of June 20, 2010 (as such agreement may be amended or supplemented, from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on June 24, 2010, to purchase for cash all outstanding Shares at a price of $53.00 per Share (such amount, the “Offer Price”), net to seller in cash, without interest thereon, subject to reduction for any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to any withholding of taxes required by applicable law, the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, July 22, 2010, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2010.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PARENT BOARD DESIGNEES

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Parent is entitled to designate directors (the “Parent Designees”) to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) by (y) the percentage that the number of Shares beneficially owned by Purchaser and/or Parent (including Shares accepted for payment in the Offer and any Top-Up Shares) bears to the total number of Shares outstanding. The Company shall use reasonable best efforts to cause Parent’s designees to be seated or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be by the election of Parent, including the selection of the individuals designated after resignation). At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

Following the election or appointment of the Parent Designees and prior to the Effective Time, the Company will use its commercially reasonable best efforts to ensure that the Company Board will have at least three directors who were directors of the Company on June 20, 2010, and who are independent directors for purposes of NASDAQ Rule 5605 as in effect on June 20, 2010 (the “Continuing Directors”) and such directors shall constitute a Committee of the Company Board. However, if the number of members of the Continuing Directors committee is reduced below three for any reason, the remaining members of the Continuing Directors committee shall fill such vacancy and such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons who are not directors, officers, employees or affiliates of Parent or Purchaser and who are “independent directors” of the Company for purposes of NASDAQ Rule 5605 as in effect on June 20, 2010, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

So long as there shall be at least one member of the Continuing Director committee, the approval of a majority of the members of the Continuing Directors committee (or the sole member of such Continuing Director Committee if there shall be only one member of the Continuing Director committee) shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize except to the extent otherwise provided by applicable law) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any exercise of the Company’s rights or remedies under the Merger Agreement.

Parent has informed the Company that it will choose the Parent Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of June 15, 2010, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o Ralcorp Holdings, Inc., 800 Market Street, Suite 2900, St. Louis, Missouri 63101.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation and Five-Year Employment History

Kevin J. Hunt	58	Mr. Hunt has been Co-Chief Executive Officer and President of Parent since September 2003 and Chief Executive Officer of Bremner Food Group, Inc. since 1995, Nutcracker Brands, Inc. since September 2003, Frozen Bakery Products, Inc. since June 2005 and The Carriage House Companies, Inc. since February 2008. Mr. Hunt has been employed with Ralcorp since 1985.
David P. Skarie	63	Mr. Skarie has been Co-Chief Executive Officer and President of Parent since September 2003 and Chief Executive Officer of Ralston Foods since January 2002 and Post Foods since August 2008. Mr. Skarie has been interim President of Post Foods since November 2009. Mr. Skarie has been employed with Parent since 1986.
Gregory A. Billhartz	37	Mr. Billhartz has been Corporate Vice President, General Counsel and Secretary of Parent since October 2009. Prior to joining Parent, Mr. Billhartz was Assistant General Counsel and Assistant Secretary at Arch Coal, Inc.
Thomas G. Granneman	60	Mr. Granneman has been Corporate Vice President and Chief Accounting Officer of Parent since February 2010. Mr. Granneman served as Corporate Vice President and Controller of Parent from January 1999 to February 2010.
Richard R. Koulouris	53	Mr. Koulouris has been Corporate Vice President and President, The Carriage House Companies, Inc. since December 2006, Bremner Food Group, Inc. and Nutcracker Brands, Inc. since March 2008. Mr. Koulouris served as Corporate Vice President, and President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from November 2003 to November 2006.
Scott Monette	48	Corporate Vice President, Treasurer and Corporate Development Officer of Parent since February 2010. Mr. Monette served as Corporate Vice President and Treasurer of Parent from September 2001 to February 2010.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 75,000,000 shares of Class A convertible common stock, par value $0.001, 25,000,000 shares of Class B convertible common stock and 10,000,000 shares of preferred stock, par value $0.001. As of June 15, 2010, there were 24,091,863 shares of Class A convertible common stock issued and 21,820,119 shares outstanding. No Class B convertible common stock or preferred stock is outstanding.

The Class A Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of June 15, 2010:

Name	Age	Position

David W. Allen	49	Director
Jonathan E. Baum	49	Director
Cathleen S. Curless	55	Director
Robert J. Druten	63	Director
James A. Heeter	61	Director
John P. Kelly	58	Chief Executive Officer, President and Director
Ronald C. Kesselman	67	Director
William R. Patterson	68	Director and Chairman of the Company Board
Tim M. Pollak	64	Director
Walter N. George	53	Executive Vice President and Chief Operating Officer
Paul R. Geist	47	Executive Vice President and Chief Financial Officer
Robert W. Schuller	49	Executive Vice President and General Counsel

Set forth below are biographical summaries, including positions and offices held during the past five years, of each current director and executive officer of the Company. There are no family relationships among the executive officers and directors. Directors are elected to serve on the Company Board for staggered, three-year terms. The executive officers are elected or appointed by the Company Board and serve until the election or appointment of their successors or their earlier death, resignation or removal.

Directors

DAVID W. ALLEN has served as a Director since 2006. Mr. Allen was appointed Senior Vice President, Supply Chain Operations of Del Monte Foods Co., in June 2006, having served as a consultant to Del Monte beginning in November 2005. Prior to that, Mr. Allen was Chief Operating Officer of U.S. Foodservice, a division of Royal Ahold, from 2004 to 2005 and Chief Executive Officer of WorldChain, Inc., a supply chain services company, from 2001 to 2004. He served as Vice President, Worldwide Operations of Dell Inc. from 1999 to 2000. From 1991 to 1999, Mr. Allen held a variety of positions at Frito-Lay North America, a division of PepsiCo Inc., including as its Senior Vice President, Operations. Mr. Allen has more than 17 years of senior management experience in food manufacturing, distribution, and sales roles with companies leading the branded, private label and food service categories. Mr. Allen’s significant industry experience allows him to provide unique insights into the Company’s challenges, opportunities and operations.

JONATHAN E. BAUM has served as a Director since 1994. Mr. Baum has been the Chairman and Chief Executive Officer of George K. Baum & Company, an investment banking firm, since 1994. Mr. Baum is also a director of George K. Baum Merchant Banc, L.L.C., a merchant banking firm, and Prairie Capital Management, Inc., a wealth management firm, both of which are affiliated with George K. Baum & Company. Recently he has become a trustee and member of the finance and investment committee at Midwest Research Institute and a board member and audit committee chair of the Greater Kansas City Community Foundation. Mr. Baum has more than 25 years of business and finance experience, with a focus on mergers, acquisitions, and financing. This experience allows him to provide the Company Board with valuable knowledge concerning financial and transactional issues affecting the Company.

CATHLEEN S. CURLESS has served as a Director since May, 2009. Ms. Curless served as Chief Information Officer of Payless Shoesource Worldwide, an international foot wear retailer from 2001 to 2007. Prior to 2001, she held a number of management positions within Payless. Ms. Curless was with Arthur Anderson, Management Information Consulting Division from 1978 to 1987, including employment as a senior consultant for the firm. From 2007 to present, Ms. Curless has been engaged in a private consulting business and is on the faculty at the University of Kansas School of Business where she teaches strategic management.

Ms. Curless has more than 30 years experience in information technology and related applications management and strategic consulting for retail and manufacturing businesses. This unique experience provides the Company Board with important insight into the technology and related issues facing the Company.

ROBERT J. DRUTEN has served as a Director since 2007. Mr. Druten served as Executive Vice President and Chief Financial Officer of Hallmark Cards, Inc., from January 1995 until his retirement in 2006. He also served on the board of directors of Crown Media Holdings, Inc., an entertainment company from 2000 to 2006. Prior to his employment with Hallmark, Mr. Druten held executive positions with Pioneer Western Corporation a subsidiary of Kansas City Southern, and was employed as a certified public accountant. Mr. Druten serves on the Boards of Directors of Kansas City Southern Industries, Inc., a rail transportation company, Alliance Holdings, GP, L.P., a publicly traded limited partnership whose publicly traded subsidiary is engaged in the production and marketing of coal, and Entertainment Properties Trust, a real estate investment trust for entertainment related properties. Mr. Druten has over 40 years of financial management and accounting experience and serves on the audit committees of Kansas City Southern and Alliance Holdings. His many years of experience in those areas allows him to provide the Company Board with valuable information regarding financial and accounting issues.

JAMES A. HEETER has served as a Director since 2000. Mr. Heeter currently serves as the President and Chief Executive Officer of the Greater Kansas City Chamber of Commerce. Mr. Heeter, an attorney, was the Managing Partner of the Kansas City, Missouri office of the law firm of Sonnenschein Nath & Rosenthal, a limited liability partnership with officers in the U.S. and Europe, for over five years. Mr. Heeter serves on the firm-wide Executive Committee. He has more than thirty years of legal experience, advising publicly held companies on securities, governance, and merger and acquisition issues. In addition, Mr. Heeter serves on a number of not-for-profit and civic organization boards of directors focused on community service and good corporate citizenship. Mr. Heeter’s legal experience gives the Company Board insight into the legal and regulatory issues encountered by a public company.

JOHN P. KELLY joined the Company on November 6, 2007 as Chief Operating Officer and was named Chief Executive Officer and President and elected as a director in January, 2008. Mr. Kelly has over 30 years of experience in consumer packaged goods, including employment with Oscar Mayer Foods Corporation, Kraft Foods, Inc., Haagen-Dazs Company and Fiorucci Foods. From June 2002 to May 2007, Mr. Kelly was President of VDW Acquisition Ltd. d/b/a San Antonio Farms, a maker and marketer of Mexican sauces. From May 2007 to his appointment by the Company, Mr. Kelly was Senior Vice President of Bay Valley Foods, LLC, an operating division of Treehouse Foods, which acquired San Antonio Farms. Mr. Kelly’s experience as Chief Executive Officer of the Company and his prior experience at upper level executive positions gives the Company Board important perspective on the Company’s opportunities, challenges and operations.

RONALD C. KESSELMAN has served as a Director since 2006. Mr. Kesselman has a 40-year career in senior executive and management positions with consumer products and food processing companies, including past service as a Chairman and Chief Executive Officer of Elmer Products, Inc. Mr. Kesselman currently serves on the Board of Directors of Imperial Sugar Company, a sugar manufacturing and marketing company, and Inventure Group, Inc., a manufacturer and marketer of snack foods and related food products. Mr. Kesselman also serves on the Board of Directors of NewPage Corporation, a coated paper manufacturer. Mr. Kesselman’s executive experience, together with his service on other public company boards provides important insight on operational issues and board and management interaction.

WILLIAM R. PATTERSON has served as a Director since 1997. He was named non-executive Chairman of the Company Board in October, 2005. Mr. Patterson is a founder and manager of Stonecreek Management, LLC, a private investment firm since August 1998. Prior to that, he served as Vice President of PSF Holdings, L.L.C., and the Executive Vice President, Chief Financial Officer and Treasurer of its wholly-owned subsidiary, Premium Standard Farms, Inc. (“PSF, Inc.”), a fully-integrated pork producer and processor from October 1996 to August 1998. Mr. Patterson served on the board of directors of PSF, Inc. from May 2005 to May 2007. From January to October 1996, Mr. Patterson was a principal of Patterson Consulting, LLC, a financial consulting firm, and as a consultant was acting chief financial officer for PSF, Inc. From 1976 through 1995, Mr. Patterson was a partner in Arthur Andersen LLP. Mr. Patterson is also a director of Paul Mueller Company, a manufacturer of stainless steel vessels and processing systems. Mr. Patterson’s extensive financial and accounting expertise provides the Company Board with critical insight into financial structure, accounting and audit related matters.

TIM M. POLLAK has served as a Director since 2001. Mr. Pollak has been President of Sagaponack Associates, Inc., a private consulting firm specializing in branding and marketing, since 1998. Since 2007, Mr. Pollak has been a partner of Vertical Knowledge LLC. Also, since 2006, Mr. Pollak has been a partner of Reason, Inc., a marketing services and consulting company. From 1978 to 1998, Mr. Pollak held various senior positions at Young & Rubicam, Inc., a global advertising company, including CEO of New York and Asia-Pacific divisions and Vice Chairman, Worldwide Director of Client Services and he was also a director. Mr. Pollak was also previously a director of the Meow Mix Company, a cat food company. Mr. Pollak has more than 40 years of experience in marketing and sales, including service to a number of Fortune 500 consumer packaged goods companies. This experience brings to the Company Board unique knowledge and perspective on marketing and related issues.

Executive Officers

WALTER N. GEORGE joined the Company on January 16, 2001 as Senior Vice President — Supply Chain and Logistics. He was promoted to Executive Vice President — Operations and Supply Chain in February 2003. In December 2008, he was promoted to Chief Operating Officer. Prior to joining us, Mr. George was Vice President of Supply Chain for Hill’s Pet Nutrition, Inc., a pet food producer and subsidiary of Colgate-Palmolive Company, from February 1989 to January 2001. Previously, Mr. George held plant management and operations positions with Frito-Lay, Inc.

PAUL R. GEIST joined the Company as Vice President and Corporate Controller on October 18, 2004. He was named principal accounting officer on August 14, 2006, and serves as principal financial officer. In January 2008, he was named Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Geist was the Vice President/Controller for Potbelly Sandwich Works, a privately-owned restaurant company, from March 2004 to September 2004 and was an independent financial consultant from January 2003 to February 2004. Mr. Geist was employed by Westar Energy, Inc, an electric utility, from November 1999 to January 2003, serving in several positions, including as Senior Vice President and Chief Financial Officer from October 2001 to January 2003. Previously, Mr. Geist held executive accounting and finance positions with Panera Bread Company and Houlihan’s Restaurant Group, Inc.

ROBERT W. SCHULLER was named Executive Vice President and General Counsel on June 5, 2006. Mr. Schuller has 20 years of legal experience, both in corporations and in private practice. Mr. Schuller was General Counsel at VT, Inc. from September 2004 to May 2006, a privately held company with affiliated automobile dealerships and related insurance and real estate holdings. From May 2002 to December 2003, Mr. Schuller was General Counsel and Corporate Secretary of Farmland Industries, Inc. (“Farmland”), which at the time was one of the largest agricultural cooperatives in the nation with operations throughout the U.S. and overseas and which filed a petition under the Federal bankruptcy laws in May 2002. Previously, Mr. Schuller held a number of in-house legal positions with Farmland from 1994 to 2002.

CORPORATE GOVERNANCE

Board of Directors

The Company Board provides oversight with respect to our overall performance, strategic direction and key corporate policies. It approves major initiatives, advises on key financial and business objectives, and monitors progress with respect to these matters. The Company Board is kept informed by various reports provided to it on a regular basis, including reports made at Board and Committee meetings by our management. The Company Board has four standing Committees, the principal responsibilities of which are described below.

A director is independent if, in the opinion of the Company Board, he or she has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and otherwise satisfies the independence requirements of the applicable NASDAQ listing standards and SEC rules. The Company Board has reviewed the independence of its current directors and found that, except for Mr. Kelly, due to his position as CEO, each of them is independent.

In determining independence, the Company Board discusses relevant business relationships between the Company and any companies with which the director is affiliated, any social or charitable organizations that the Company, executives or directors may have relationships with and any other material business relationships. There were no relationships that required any disclosure in this Information Statement or that the Company Board determined had an impact on the independence of any of the directors.

During 2009, the Company Board held twelve (12) meetings. During 2009, all current directors attended at least 75% of the aggregate of the total number of Board meetings and meetings of the committees on which he or she serves.

We publish in this Information Statement and our SEC filings the names of our directors, any of whom may be contacted in writing in care of the Company at our principal executive offices. Written communication addressed to the Company Board in general is reviewed by the Chairman for appropriate handling. Written communication addressed to an individual Company Board member is forwarded to that person directly.

The Company expects its Company Board members to attend the Annual Meeting of Stockholders and schedules Board and Committee meetings to coincide with the stockholder meeting to facilitate members’ attendance. All of the then current directors attended the 2009 Annual Meeting of Stockholders.

Audit Committee

The Audit Committee, acting pursuant to its written charter, assists the Company Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. It engages the Company’s independent registered public accounting firm, reviews and approves services performed by such accountants, reviews and evaluates the Company’s accounting system and its system of internal controls, and performs other related duties delegated to the Audit Committee by the Company Board as set forth in its charter. The Audit Committee Charter is available on our website at www.aipc.com under the Investors section and Corporate Governance tab. The Audit Committee reviews its charter annually, and it was last revised in December 2008.

The Audit Committee consists of the following directors, each of whom the Company Board has determined is independent under the applicable rules and regulations: Mr. Druten (Chair), Mr. Heeter and Mr. Patterson. The Company Board has determined that Mr. Druten and Mr. Patterson are each an “audit committee financial expert” as defined in Item 407(d)(5) of SEC Regulation S-K. During 2009, the Audit Committee met six (6) times.

Compensation Committee

The Compensation Committee, acting pursuant to its written charter, is responsible for setting executive compensation levels, bonus plan participation and target levels and executive and overall compensation policies. It also reviews and approves the various executive benefit plans and makes awards under the Company’s equity plans and performs such other duties delegated to it by the Company Board as set forth in its charter. Compensation for members of the Company Board is reviewed by the Compensation Committee and determined by the full Board. Mr. Kelly does not receive any compensation as a board member. The Compensation Committee charter is available on our website at www.aipc.com under the Investors section and Corporate Governance tab.

The Compensation Committee may delegate executive compensation decisions to subcommittees except for awards of equity compensation. See Compensation Discussion and Analysis for additional discussion on the process and procedures of the Compensation Committee.

The Compensation Committee has retained the Hay Group (“Hay”) as compensation consultants to the Committee. The Compensation Committee requests Hay to provide it with certain information related to the

Company’s compensation practices and peer group comparisons. During its review of executive officer compensation, the Committee considers the information it receives from Hay together with management recommendations. The Committee determines the scope of the engagement of Hay, and approves any compensation paid to Hay. Members of management interact with Hay as necessary to provide them with information concerning the Company. See Compensation Discussion and Analysis for additional discussion of Hay and their role with the Compensation Committee and Compensation Committee procedures.

The Compensation Committee consists of the following directors, each of whom the Company Board has determined is independent under the applicable rules and regulations: Mr. Allen (Chair), Mr. Baum, and Mr. Druten. During 2009, the Compensation Committee met seven times.

Nominating and Governance Committee

The Nominating and Governance Committee, acting pursuant to its written charter, reviews corporate and board governance matters and evaluates and recommends candidates for nomination to the Company Board and periodically reviews the structure and composition of the Company Board’s committees. The Nominating and Governance Committee is responsible for reviewing any stockholder proposals to nominate Company Board candidates. The Nominating and Governance Committee also performs an annual assessment of the Company Board’s and Company Board committees’ performance.

The Nominating and Governance Committee consists of the following directors, each of whom the Company Board has determined is independent under the applicable rules and regulations: Ms. Curless, Mr. Heeter (Chair) and Mr. Pollak. The Nominating and Governance Charter is available on our website at www.aipc.com under the Investors section and Corporate Governance tab. During 2009, the Nominating and Governance Committee met four times.

Annually, the Nominating and Governance Committee follows a process designed to consider the re-election of existing directors and seek individuals qualified to become new board members for recommendation to the Company Board to fill any vacancies. The Nominating and Governance Committee believes that having directors with relevant experience in business and industry, finance and other areas is beneficial to the Company Board as a whole. Directors with such backgrounds can provide a useful perspective on significant risks and competitive advantages and an understanding of the challenges the Company faces. The Nominating and Governance Committee monitors the mix of skills and experience of directors and committee members to assess whether the Company Board has the appropriate tools to perform its oversight function effectively.

With respect to nominating existing directors, the Nominating and Governance Committee reviews relevant information available to it, including the latest Company Board and Committee evaluations, and assesses their continued ability and willingness to serve as a director. The Nominating and Governance Committee also assesses each person’s contribution in light of the mix of skills and experience the Nominating and Governance Committee deems appropriate for the Company Board.

With respect to considering nominations of new directors when the opportunity arises, the Nominating and Governance Committee will conduct a thorough search to identify candidates based upon criteria the Nominating and Governance Committee deems appropriate and consider the mix of skills and experience necessary to complement existing Company Board members. The Company does not have a formal policy with regard to the consideration of diversity when considering candidates for election as directors, but believes that diversity is an important factor in determining the composition of the Company Board. Consequently, the Nominating and Governance Committee strives to nominate directors with diverse experience and backgrounds that complement each other so that, as a group, the Company Board will possess the appropriate talent, skills, and expertise to oversee the Company’s business. The Nominating and Governance Committee will also use, where appropriate, an outside recruiting and search firm. The Nominating and Governance Committee will then review selected candidates and make a recommendation to the Company Board. The Nominating and Governance Committee may seek input from other Company Board members or senior management in identifying candidates.

Stockholders may submit persons to be considered for nomination, and the Nominating and Governance Committee will consider such persons in the same way it evaluates other individuals for nomination as a new director. Nominations or requests for nominations must be submitted to the Nominating and Governance Committee in the same time frame and with the same information as required by our Bylaws for a nomination by a stockholder at an annual meeting.

Enterprise Risk Management Committee

The Enterprise Risk Management Committee, acting pursuant to its Charter, is responsible for providing assistance to the Company Board in fulfilling its responsibilities to stockholders, potential stockholders and other stakeholders in matters of general risk management for the Company. The Enterprise Risk Management Committee periodically meets with senior management for the purpose of assessing and evaluating major strategic, operational, regulatory, information management, and external risk in the Company’s business. That review includes an assessment of policies, procedures and internal controls for risks that are not subject to review by the other standing committees of the Company Board. The Enterprise Risk Management Committee Charter is available on our website at www.aipc.com under the Investors section and Corporate Governance tab.

The Enterprise Risk Management Committee consists of the following directors, each of whom the Company Board has determined is independent under the applicable rules and regulations: Mr. Allen, Ms. Curless, Mr. Kesselman (Chair) and Mr. Patterson. The Enterprise Risk Management Committee was formed in the 4th quarter of fiscal 2009, and met two times.

Company Board Leadership Structure

Our Board is led by an independent Chairman, Mr. Patterson. Our Chief Executive Officer, Mr. Kelly, is the only member of the Company Board who is not an independent director. We believe that this leadership structure enhances the accountability of the Chief Executive Officer to the Company Board and strengthens the Company Board’s independence from management. In addition, separating these roles allows Mr. Kelly to focus his efforts on running our business and managing the Company in the best interests of our stockholders, while we are able to benefit from Mr. Patterson’s experience as a member of other public company boards.

The Company Board’s Role in Risk Oversight

Effective risk management is very important to the success of the Company. Accordingly, we have a comprehensive risk management process that monitors, evaluates and manages the risks we assume in conducting our activities. Our Board’s oversight of this risk management process is effected primarily through our Audit Committee and our Enterprise Risk Management Committee. The duties of the Audit Committee include periodically reviewing and discussing with the appropriate member of management our major financial risk exposures. The duties of the Enterprise Risk Management Committee include overseeing our risk management functions and processes, and ensuring that management has established processes and an enterprise risk management framework and governance structures designed to identify, bring to the Company Board’s and/or the Enterprise Risk Management Committee’s attention, and appropriately manage, monitor, control and report exposures to the major risks affecting the Company.

Corporate Governance Principles

The Nominating and Governance Committee has developed, and the Company Board has adopted, certain governance principles designed to formalize several existing practices and enhance governance efficiency and effectiveness. Among other things, these principles:

•	require the Chairman be separate from the CEO and, therefore, be selected from non-employee directors;

•	prohibit director nomination for election after the age of 72;

•	direct periodic Company Board self-evaluation through the Nominating and Governance Committee;

•	authorize separate meeting time for independent directors at all regularly scheduled Company Board meetings;

•	authorize the Company Board and all committees to hire their own advisors; and

•	require directors who change job responsibilities to offer to resign from the Company Board.

Our Corporate Governance principles are available on our website at www.aipc.com under the Investors section and Corporate Governance tab.

Code of Conduct

Our Company Board has adopted a Code of Conduct (the “Code”) applicable to all directors, officers and employees. The Code is posted on our website at www.aipc.com under the Investors section and Corporate Governance tab. We will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website at www.aipc.com or in a report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2009, none of our executive officers served on the board of directors of any entity whose directors or officers served on our Compensation Committee. No current or past officers or employees of the Company serve on our Compensation Committee. The following directors served as members of the Compensation Committee during 2009: Mr. Allen, Mr. Baum, Mr. Demetree, Mr. Druten and Mr. Kesselman. Mr. Kesselman left the Compensation Committee and Mr. Druten joined in August 2009. Mr. Demetree is no longer a director of the Company.

RELATED PARTY TRANSACTIONS

Related Party Transactions

The Company had no reportable relationships or transactions in fiscal 2009.

Policies and Procedures Regarding Related Party Transactions

The Company Board has adopted a written Policy and Procedure Governing Related Party Transactions (the “Related Party Policy”). The Related Party Policy requires the Nominating and Governance Committee to review each Related Party Transaction (defined below) and determine whether it will approve or ratify such transaction.

For purposes of the Related Party Policy, a “Related Party Transaction” is any transaction, arrangement or relationship where the Company is a participant, the Related Party (defined below) had, has or will have a direct or indirect material interest and the aggregate amount involved is expected to exceed $25,000 in any calendar year. “Related Party” includes (a) any person who is or was (at any time during the last fiscal year) an executive officer, director or nominee for election as a director; (b) any person or group who is a beneficial owner of more than 5% of the Company’s voting securities; (c) any immediate family member of a person described in provisions (a) or (b) of this sentence; or (d) any entity in which any of the foregoing persons is employed, is a partner or has a greater than 5% beneficial ownership interest. Certain specified transactions are deemed preapproved by the Nominating and Governance Committee.

In determining whether a Related Party Transaction will be approved or ratified, the Nominating and Governance Committee may consider factors such as (a) the extent of the Related Party’s interest in the transaction; (b) the availability of other sources of comparable products or services; (c) whether the terms are competitive with terms generally available in similar transactions with persons that are not Related Parties; (d) the benefit to the Company; and (e) the aggregate value of the transaction.

COMPENSATION OF DIRECTORS

Our Company Board is currently comprised of nine independent directors and Mr. Kelly. For fiscal 2009, all non-employee directors were paid an annual retainer of $85,000, of which $55,000 was paid in Common Stock and $30,000 was paid in cash. In addition to the above compensation, the Chairman of the Company Board was paid an additional cash retainer of $30,000. Compensation for meetings was paid to non-employee directors as follows:

•	Company Board Meetings

•	For each Company Board meeting, beginning in December 2008, we paid $1,500 to each director attending. Prior to December 2008, we paid $1,750 for in-person meetings and $350 for telephonic meetings.

•	Audit Committee

•	The Chairman was paid an annual cash retainer of $8,000. Other audit committee members received $1,000 for each meeting attended.

•	Compensation, Nominating and Governance and Enterprise Risk Management Committees.

•	The chairman of each committee is paid a $5,000 annual cash retainer.

•	Beginning in December 2008, we paid $1,000 to each director attending each committee meeting. Prior to December 2008, we paid $1,000 for in-person meetings and $350 for telephonic meetings.

•	Compensation for any other committees is approved when such committee is formed.

We have adopted a policy regarding minimum stock ownership by members of the Company Board. The policy generally requires that each director own shares with a market value at least equal to 21/2 times the annual cash retainer payment for all non-employee directors discussed above. New directors are not required to purchase stock but may accumulate their annual retainer until they meet the ownership requirement. During the fiscal year 2009, all directors were in compliance with this policy.

2009 Director Compensation Table

The following table sets forth the compensation paid to our non-employee directors in 2009.

	Fees Earned or	Stock
Name	Paid in Cash	Awards(1)	Total

David W. Allen	$54,540	$55,000	$109,540
Jonathan E. Baum	69,450	55,000	124,450
Cathleen S. Curless	23,500	22,922	46,422
Mark C. Demetree	50,950	55,000	105,950
Robert J. Druten	68,100	55,000	123,100
James A. Heeter	64,600	55,000	119,600
Ronald C. Kesselman	60,450	55,000	164,233
Terrance C. O’Brien(2)	1,850	—	1,850
William R. Patterson	90,100	55,000	145,100
Tim M. Pollak	51,100	55,000	106,000

(1)	The amounts in this column represent stock grants under our 2000 Plan. All stock is fully vested upon grant. This column reflects the aggregate grant date fair value based on the closing price of the Company’s common stock as of the grant date.

(2)	Mr. O’Brien did not continue as a director after the 2009 Annual Meeting.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion of executive compensation contains descriptions of various employee benefit plans and agreements. These descriptions are qualified in their entirety by reference to the full text or detailed descriptions of the plans and agreements which are filed as exhibits to our SEC filings.

Introduction

This section presents an overview and perspective on executive compensation at the Company. We discuss our compensation philosophy and objectives and describe the structure and process for making executive compensation decisions. We also discuss the design of the major elements of our executive compensation programs and provide additional detail on the compensation of our “named executive officers” for 2009 as defined by SEC rules.

The SEC has delineated certain reporting requirements for the five most highly compensated executive officers of a public company. We did not have five executive officers in 2009. Our named executive officers for 2009 as shown in the Summary Compensation Table are as follows:

Name	Title

John P. Kelly	President and Chief Executive Officer
Walter N. George	Executive Vice President and Chief Operating Officer
Paul R. Geist	Executive Vice President and Chief Financial Officer
Robert W. Schuller	Executive Vice President and General Counsel

American Italian Pasta Company Culture and Company-wide Compensation Philosophy

We emphasize pay for performance throughout the Company and design our compensation programs at all levels with performance as our primary goal. The compensation design is not significantly different for our executives than it is for all team members — each position is paid competitively relative to the market for that type of role and level of responsibility. Here are a few examples of how reward programs work in our Company:

•	We are committed to building compensation programs that enhance stockholder value through results-driven performance and compensate our team members in a fair and equitable fashion. Annual bonuses for all salaried employees are based on the same Company performance metrics, with manufacturing employees having certain operations-based metrics. In addition to Company performance, individual performance is a factor in compensation outcomes. Our Governance Principles provide that our Chief Executive Officer’s performance is reviewed by our Company Board, which review was conducted at the conclusion of fiscal 2009. The other named executive officers in 2009 were assigned performance ratings by the Chief Executive Officer, with these officers performance considered in determining base salary and annual cash incentive compensation arrangements.

•	The process we use for setting our executive base salaries each year mirrors the process used throughout the rest of the Company. Base salary ranges for each position are set to be competitive at the median of the selected comparator market. Based upon the individual’s annual performance assessment and current salary level, base salary is determined using a merit increase matrix and other common salary administration guidelines.

•	Participation in our annual cash bonus plan is broad-based.

•	The Company contribution to our 401(k) plan is no different for executives than it is for all other team members who participate in the plan. We provide a service-based match as follows: For individuals with less than five years of Company service, a 50 cents-on-the-dollar match, up to 6% of compensation, for individuals with between five to ten years of service, a 50 cents-on-the-dollar match, up to 8% of compensation, for individuals with ten to 15 years of service, a 50 cents-on-the-dollar match, up to

10% of compensation, and for individuals with more than 15 years of service, a 50 cents-on-the-dollar match, up to 12% of compensation is provided. All amounts are subject to applicable IRS limits. We do not offer any type of special executive pension plan to our officers.

•	We do not provide Company-paid cars, country club memberships, or other similar perquisites to our executives, with the exception of certain spousal travel perquisites for Mr. Kelly as noted below.

•	We offer equity compensation as a long-term incentive for executives and certain other key managers.

•	We offer a Severance Plan designed to retain executives and other employees.

Philosophy and Objectives of Executive Compensation

We operate in a challenging and dynamic sector of the consumer packaged food industry, where quality, price and service must be consistently delivered to our customers. In our business, success depends on a strong culture and an engaged workforce with superior collaborative skills. Our results are driven, in large part, by our ability to attract, retain and motivate outstanding leaders and team members.

In keeping with our Company-wide philosophy, our executive compensation philosophy is designed to fulfill three primary objectives:

•	To attract, retain and motivate highly qualified senior executives, by providing competitive, well-designed programs.

•	To enhance the Company’s near-term financial performance by basing annual cash incentives on objective, quantifiable performance measures that relate to the Company’s value creation and profitability during the measured period.

•	To increase stockholder value by designing long-term incentives around stock ownership and aligning the interests of our executives and key managers with those of our stockholders, while placing a significant portion of our executives’ compensation at risk.

To achieve these objectives, we utilize a mix of compensation components, including base salary, annual cash incentives, long-term equity incentives, and benefits.

Structure and Process for Compensation Decisions

The Compensation Committee of our Company Board has overall responsibility for evaluating and approving our executive officer compensation plans, policies and programs and making decisions regarding specific compensation to be paid or awarded to our executive officers. A copy of the Compensation Committee Charter can be found on-line at www.aipc.com under the Investors section, Corporate Governance tab. The Compensation Committee is scheduled to meet as often as necessary to carry out its responsibilities. The Compensation Committee chair works with management to set the agenda for each meeting. As necessary, executive sessions are held at which only independent directors are present.

In 2009, the Compensation Committee was made up of four independent directors who collectively offered extensive experience in general management and human resources. Members of the Compensation Committee for 2009 were Mr. Allen, Mr. Baum, Mr. Demetree, Mr. Druten and Mr. Kesselman. Mr. Kesselman left the Compensation Committee and Mr. Druten joined in August 2009.

The Compensation Committee has the authority to independently engage and terminate outside consultants and to approve all related fees. In carrying out its duties and responsibilities for 2009, the Compensation Committee engaged the Hay Group (“Hay”), a global consultancy with recognized expertise in compensation, benefit programs and workplace issues. Hay works on behalf of the Compensation Committee and works with our human resources department in the design and analysis of executive compensation programs. The Compensation Committee directs Hay to provide market data and recommendations on compensation levels and structure that align with our compensation philosophy. Hay then develops and recommends to the Compensation Committee the compensation structure for the named executive officers. In addition, Hay reviews the design and analysis performed by our human resources department on base salary, annual cash incentive bonus and long-term incentive structure for other senior officers. Hay provides this information to the Compensation Committee for evaluation and review.

Management plays a significant role in the compensation-setting process, including recommending performance targets, evaluating performance and recommending salary levels. Personnel from the human resources department, and other senior officers work with Hay to discuss our philosophy and structure and to address relevant tax and accounting issues. Based on this input, our Chief Executive Officer, General Counsel and Hay present this information to the Compensation Committee for discussion and approval of compensation and benefit plans, policies and programs. Our Chief Executive Officer does not play a role in setting his own compensation nor is he a member of the Compensation Committee.

The Compensation Committee reviewed, provided input and approved all strategies and elements of compensation for our executive officers in 2009. The 2009 process included discussions and meetings in November and December 2008 and January 2009. Among the steps in the Compensation Committee’s process were the following:

•	Reviewing and updating our executive compensation philosophy to ensure it continues to serve the interests of our stockholders.

•	Evaluating executive officer compensation structures using market data developed by Hay, along with publicly available compensation and incentive design information.

•	Reviewing benchmarking data to ensure our ability to attract and retain key executive officers.

•	Incorporating Company and individual performance metrics into executive compensation programs.

•	Establishing bonus performance metrics and target, threshold and maximum performance levels and award opportunities under our annual cash bonus plans, and approving final cash bonus payouts.

•	Reviewing and approving equity awards consistent with our long-term incentive philosophy.

The Compensation Committee also assessed the services provided and fees charged by Hay. The assessment included a review of Hay’s independence and expertise. The Compensation Committee determined that Hay was independent and that Hay demonstrated expertise and that fees charged for services were reasonable.

During discussions, the Compensation Committee reviewed tally sheets for each of the named executive officers. The tally sheet provides a summary of annual compensation, including the value of salary, target annual cash bonus and long-term incentive awards.

Summary of Executive Compensation Design

Our compensation programs are designed to support the Company’s business strategy, promote our pay for performance philosophy and attract and retain highly qualified senior executives. In keeping with our compensation philosophy, we have developed an executive compensation program designed to be competitive and reward senior executives over the short-term and long-term for achieving Company financial objectives and increasing stockholder value. As a result, a substantial portion of our named executive officers’ compensation is contingent upon achievement of those objectives.

For 2009, as we do each year, with the assistance of Hay, we set target ranges for total direct compensation (target total cash plus the targeted present value of annual stock awards) that are competitive with those offered by companies in the Hay All Industrial Market database. This database is Hay’s annual survey of executive compensation levels at over 200 companies spanning several industries, including food and beverage, consumer products, and light manufacturing. When evaluating the data, Hay uses “job size” as the primary variable for comparison. Hay considers the knowledge, scope, complexity and accountability of each position and compares to similar positions in the Hay All Industrial Market database.

Our approach to compensation design includes four major elements for all named executive officers. These elements support our pay-for-performance culture and work together to provide varied incentives linked to our short-term and long-term performance, as well as to individual performance goals. Following is a summary of each element, its purpose and the method used to determine target ranges of executive compensation for our named executive officers in 2009:

•	Base Salary. The starting point in a compensation package that will attract and retain executives is an annual salary that compensates executives for their level of responsibility and serves as a foundation upon which performance incentives can be designed. We set base salary ranges for each executive level, utilizing midpoints that are at or near the median (50th percentile) of the base salaries for executive positions with similar size and scope in the Hay All Industrial Market.

•	Annual Incentive. The annual incentive is a cash bonus designed to support the near-term initiatives of the business and to position us for the future by focusing on annual goals, both financial and operational. We set target annual cash incentive opportunities so that target total cash (base salary midpoints, plus target annual cash incentive opportunities) is between the 50th and the 75th percentile of total cash for executive positions with similar size and scope in the Hay All Industrial Market database when our performance results achieve the targeted performance levels. In addition, the Compensation Committee retains the discretion to make additional cash bonus awards as it deems appropriate.

•	Long-Term Incentives. The long-term compensation is an equity-based incentive plan designed to reward performance objectives that deliver stockholder value over a sustained period of time, generally three or more years. As a result, all long-term incentive awards vest ratably over a three year period. Awards in 2008 were in the form of time-vested stock appreciation rights (“SARs”) and restricted stock. The inherent performance-based nature of SARs supports our pay for performance philosophy. Time-vested restricted stock supports the retention objective of our executive compensation philosophy. We set long-term incentive equity award levels so that total direct compensation (target total cash plus the targeted present value of annual stock awards) is between the 50th and 75th percentile of total direct compensation for executive positions with similar size and scope in the Hay All Industrial Market database.

•	Benefits. We provide the same benefits to executives as we offer to all other team members of the Company. These benefits include a 401(k) plan, health plan and group life insurance. In addition, Mr. Kelly, Mr. George, Mr. Geist, Mr. Schuller and certain other key managers are provided with an individual long-term-disability program.

Percentages of total compensation actually earned from each element will vary based on a number of factors, including performance against objectives and the value of equity awards upon any disposition of the underlying stock. We do not have a specific policy governing the mix of these elements, but view them in light of market conditions and our overall compensation philosophy.

The Compensation Committee recognizes that the engagement of strong talent in critical functions may, at times, entail recruiting new executives and involve negotiations with individual candidates. As a result, the Committee may determine in a particular situation that it is in our best interests to implement compensation packages that deviate from the established norms and stated compensation design.

Explanation of Material Elements of Compensation

The following provides a more detailed discussion of our decision-making process and the reasons for each of the major elements of our executive compensation programs.

Base Salary

Base salary target ranges are set using the Hay data as discussed above. The Compensation Committee believes that a competitive base salary is essential to help ensure that the executive team remains in place to focus on the short- and long-term business strategy. Base salaries for named executive officers are generally reviewed by the Compensation Committee in December of each year and any increases are effective in

January of the following year. Based on the Hay market data for the positions, and the judgment of the Compensation Committee, the base salaries of our named executive officers for 2009 were as follows:

Base Salary
(Effective as
Name	of 10/02/09)

John P. Kelly, President and Chief Executive Officer	$468,000
Walter N. George, Executive Vice President and Chief Operating Officer	314,046
Paul R. Geist, Executive Vice President and Chief Financial Officer	270,400
Robert W. Schuller, Executive Vice President and General Counsel	260,000

Annual Incentive Compensation

We provide an Annual Incentive Plan (“AIP”) that provides a cash incentive payout. Under the AIP, each year the Compensation Committee sets objective performance measures chosen from certain predetermined categories on a Company-wide basis. In addition to setting the target goals, the Compensation Committee also sets the threshold, target and maximum performance levels for each measure and the bonus percentage to be paid if these performance levels are achieved. In 2009, the performance measures for earning bonuses under the AIP were the same for all named executive officers. No adjustments to the performance measures were made by the Compensation Committee when approving final 2009 bonuses. Upon determining whether targets have been met Company-wide, certain incremental changes to final payouts are made based on individual performance evaluations.

Performance measures for annual incentive awards are generally developed through the following process. First, the business plan is developed by management with review, modification and ultimate approval made by the Company Board. Then management, including our Chief Executive Officer and General Counsel, develops preliminary recommendations for Compensation Committee review. Next, the Compensation Committee and Hay review management’s recommendation (and relevant incentive benchmark data provided by Hay) and the Compensation Committee establishes the final incentive compensation plan based on the Company’s business plan. In establishing the final incentive compensation plan, the Compensation Committee seeks to ensure that the performance measures are consistent with the strategic goals set by the Company Board and the business plan approved by the Company Board, that the performance measures are sufficiently aggressive so as to drive outstanding performance and that bonus opportunities are consistent with the overall compensation philosophy established by the Compensation Committee. Each performance measure has a payout range of threshold, target, and maximum designed to reward certain levels of achievement above and below target. However, no bonus is earned for any performance metric that is achieved at a level below threshold and no incremental bonus is earned for a performance metric achieved in excess of maximum. The Compensation Committee sets the target level for each performance measure based on our business plans for that year. We believe these target levels are aggressive but achievable if our executives implement our business plan. The Compensation Committee designs and sets maximum levels to reward exceptional performance. We believe these are not easily attainable based on our business plan and how it relates to prior year performance.

In 2009, the performance measures approved by the Compensation Committee for all named executive officers were earnings before taxes (“EBT”), net revenue and net debt as defined below. These performance metrics were selected because management and the Compensation Committee believed that the achievement of these objectives was important given the financial condition of the Company and its financial and operating priorities in 2009.

Following is a definition of each of our 2009 bonus performance metrics and a brief explanation of their alignment with our business strategy:

Metric	Definition	Strategic Importance

EBT	Total Company earnings before taxes.(1)	Indicator of overall Company financial performance for executives, stockholders, and the investment community.
Net Revenue	Revenue as reported on a net basis after returns and allowances, discounts and variable and fixed promotions/and other adjustments consistent with generally accepted accounting principles.	An indicator of the sales growth of the Company.
Net Debt	Total debt of the Company minus its cash and short-term investments.	Key indicator of the debt leverage and debt capacity of the Company.

(1)	Also excludes stock-based compensation, professional fees related to our restatement, impairment charges related to brands and fixed assets, gains or losses on disposition of brands or fixed assets, and payments received under the Continued Dumping and Subsidy Offset Act of 2000 (“Byrd Amendment”).

The Compensation Committee establishes a threshold, target and maximum for each performance measure. For 2009, EBT requirements were $42.7 million at threshold, $47.0 million at target and $51.2 million at maximum. Net revenue requirements were $552.2 million at threshold, $582.2 million at target and $612.2 million at maximum. Net debt requirements were $184.0 million at threshold, $162.8 million at target and $144.0 million at maximum.

The Compensation Committee sets bonuses at a specified percentage of base salary based on our compensation philosophy for total cash compensation. The threshold, target or maximum bonuses are paid if the performance measures are achieved at the threshold, target or maximum levels. Actual bonuses are paid on an incremental basis between threshold-target and target-maximum levels based on actual achievement of each performance measure individually. The following reflects the bonus that could have been paid for 2009, as a percentage of base salary, for each named executive officer, if the performance measures were achieved at the threshold, target and maximum levels without any adjustment for individual performance.

Name	Threshold	Target	Maximum

John P. Kelly	$229,320	$327,600	$425,880
Walter N. George	131,899	188,428	244,956
Paul R. Geist	104,104	148,720	193,336
Robert W. Schuller	100,100	143,000	185,900

The Compensation Committee believes the overall design of the annual cash incentive plan for 2009 supported the key initiatives of the Company and enhanced the linkage between Company performance and stockholder value. The EBT, net revenue and net debt performance measures were met at the maximum level of performance for payout. The Company exceeded the EBT target by 206%, the Net Revenue target by 108%, and the Net Debt target by 205%. This established the base AIP bonus payout for 2009. After all bonus calculations are made Company-wide, adjustments are made to the final payouts to reflect individual performance evaluations. The actual bonuses paid in 2009 are shown on the Summary Compensation Table below.

Discretionary Cash Bonus

As part its annual review of compensation, the Compensation Committee retains the discretion to make additional cash awards under circumstances it deems appropriate. In 2009, the Compensation Committee authorized a discretionary cash bonus to certain employees, including the named executive officers, in consideration of the extraordinary financial performance of the Company, which greatly exceeded our business plan and maximum bonus levels. The actual discretionary cash bonuses paid in 2009 are shown on the Summary Compensation Table below.

Long-Term Incentive Compensation

We issue equity awards, rather than additional cash compensation, as payouts under our long-term incentive program. Our program design keeps us competitive with current trends in U.S. executive compensation practices, as well as with other companies with which we compete for executive talent, and links the success of the Company to increases in stockholder value creation. We set long-term incentive equity award levels so that total direct compensation (target total cash plus the targeted present value of annual stock awards) is between the 50th and the 75th percentile of total direct compensation for executive positions with similar size and scope in the Hay All Industrial Market database.

Grants are made under the 2000 Equity Incentive Plan. We use a combination of SARs and restricted stock for executive officers and vice presidents. The mix of SARs and restricted stock promotes a balance among long-term growth for the organization, executive retention, and stockholder value creation. We determine the appropriate ratio between the fair value of SARs granted and the fair value of restricted stock granted based on a review of trends in equity compensation.

The SARs and restricted stock generally vest ratably over a three year or longer period. All SARs have an exercise price equal to the closing stock price on the date of grant. See “Potential Payments upon Termination or Change in Control” below for a discussion of change in control provisions for our equity awards. Upon exercise of the SARs, the executives receive the number of shares of Common Stock equal to the value of appreciation in the Company’s stock from the grant date to the exercise date times the number of shares. Executives holding shares of restricted stock are eligible to receive all dividends and other distributions paid during the vesting period.

The Compensation Committee approved the equity awards to be granted to each named executive officer on January 20, 2009. Details of all the named executive officer grants are included in the Grants of Plan-Based Awards Table.

Benefits

Executives receive the same 401(k), health and group life insurance benefits as the rest of our employees. Mr. Kelly, Mr. Geist, Mr. George and Mr. Schuller and certain other key managers have a long-term disability policy.

Employment And Severance Agreements and Elements of Post-Termination Compensation

On November 6, 2007, Mr. Kelly and the Company entered into an employment agreement which may be terminated by either party with or without cause. The agreement was amended in December, 2009 to make it consistent with the Company’s Severance Plan. Under the employment agreement, Mr. Kelly is entitled to receive an initial annual base salary of $450,000, subject to annual adjustments at the discretion of the Compensation Committee. At the time the agreement was entered into, Mr. Kelly was awarded 49,000 shares of restricted stock and 145,000 stock appreciation rights under the Company’s 2000 Equity Incentive Plan, vesting 25% at the end of each of the first two years and 50% in the third year. These awards fully vest if Mr. Kelly is terminated by the Company without cause or if he terminates for good reason, as defined in the Severance Plan. The employment agreement provides for annual cash incentives upon reaching specified targets, and Mr. Kelly is entitled to participate with other senior executives in all Company benefit plans. Upon voluntary termination, or an involuntary termination for cause, Mr. Kelly shall be entitled only to payment of base salary and annual incentive payments earned through the date of termination. Upon termination without cause or if Mr. Kelly terminates for good reason, Mr. Kelly will receive the benefits available under the Company’s Severance Plan. If any payments to Mr. Kelly under the employment agreement or Severance Plan are deemed an “excess parachute payment” under the Internal Revenue Code resulting in excise tax to Mr. Kelly, he will receive either the amounts and benefits due, or such amount which is one dollar less than the maximum amount allowed under the Internal Revenue Code that would avoid an excess parachute payment, whichever amount results in the greater after-tax payment to Mr. Kelly. See Potential Payments upon Termination or Change in Control for additional discussion of termination payments. In the event of a termination of employment, non-compete, non-solicitation and non-disparagement provisions of Mr. Kelly’s employment agreement remain in effect for 18 months following the termination date. The confidentiality provisions of the employment agreement remain in effect indefinitely.

On October 1, 2005, the Company entered into a severance agreement with Mr. George. It was amended in December 2008 for compliance with Code Section 409A and consistency with the Severance Plan described above. In connection with the amendment and restatement of the Severance Plan, the severance agreement was terminated and Mr. George will receive the benefits as set forth in the Severance Plan.

Severance Plan

We maintain a Severance Plan for Senior Vice Presidents and above that provides for severance pay in the event of a termination by the Company without cause or by the executive for good reason and additional benefits in the event of a termination by the Company without cause or by the executive for good reason, subsequent to a Change in Control (as such term is defined below). The Severance Plan was amended and restated in October, 2009. After consultation with our compensation consultants, the Compensation Committee concluded that certain provisions of the existing Severance Plan were not the current market standard and should be amended in order to bring it up-to-date and comparable with existing severance practices in the market. The Compensation Committee believed these changes were necessary and appropriate in order to attract and retain talented executives and were well within reasonable practices. The material changes made to the Severance Plan are as follows:

•	An executive may now receive benefits if he terminates his employment within the applicable time period for “good reason” as defined in the Severance Plan.

•	Previously, upon a termination, whether or not in connection with a change in control, executives could receive two weeks base salary for every year of service plus an additional 52 weeks, up to 78 weeks. This amount has been revised as follows: If not in connection with a Change in Control — 104 weeks for the CEO, 78 weeks for Executive Vice Presidents or Senior Vice Presidents who held that position at the effective date of the Severance Plan, and 52 weeks for other Senior Vice Presidents. If the termination is in connection with a Change in Control, the CEO receives three times a “Change in Control Severance Amount”, Executive Vice Presidents receive two times the Change in Control Severance Amount and Senior Vice Presidents receive one and one-half times the Change in Control Severance Amount. The “Change in Control Severance Amount” equals the sum of the executive’s base salary at the time of termination plus the average of the executive’s annual incentive payout, excluding supplemental one time bonuses and awards, for the three complete fiscal years prior to the change in control.

•	An additional benefit in the form of an equity value payment is now provided to the executives in the event of a termination after a Change in Control. See the discussion of equity value payments under “Potential Payments Upon Termination or Change in Control” below.

•	The protection period following the Change in Control termination during which an executive may receive benefits was extended from 12 months to 18 months and also includes a termination during a specified period prior to a Change in Control but after announcement of a Change in Control that is then completed.

•	The definition of Change in Control was revised to be consistent with standard market definitions, and to provide the Company Board discretion to determine that an event does not constitute a Change in Control. See the definition of Change in Control below.

Certain other changes were made to the Severance Plan in order to comply with Section 409A of the Internal Revenue Code. See Potential Payments Upon Termination or Change in Control below for a more complete discussion of the Severance Plan as amended and restated.

Impact of Tax Treatment

In designing executive compensation programs, the Compensation Committee takes into consideration the impact of various regulatory issues such as Section 162(m) and Section 409A of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code denies a tax deduction to any publicly held corporation for compensation in excess of $1 million paid in a year to any individual who, on the last day of that year, is a named executive officer, unless such compensation qualifies as performance-based under Section 162(m) of the Internal Revenue Code. Generally, the Compensation Committee believes that it is in the best interest of our stockholders to only pay compensation which is deductible by the Company. However, where it is deemed necessary and in our best interest to continue to attract and retain the best possible executive talent, and to motivate executives to achieve the goals of our business strategy, the Committee may approve compensation to executive officers that may exceed the Section 162(m) limits of deductibility.

Timing of Compensation Decisions

The Compensation Committee develops an annual agenda to assist it in fulfilling its responsibilities. Each year, the Compensation Committee:

•	Reviews and approves base pay for executives.

•	Reviews prior year incentive plan performance, including whether bonus targets were met and authorizes the distribution of annual incentive pay-outs, if any, for the prior year.

•	Establishes performance criteria for the current year bonus program.

•	Establishes the bonus percentages and target amounts for the current year.

•	Approves the equity grants for the current year.

Equity awards may be made only by the Compensation Committee or those authorized by the Compensation Committee in accordance with applicable laws and our equity plan, subject to pre-established limitations on individual awards and total awards. Grants can only be authorized in writing. Authorizations of amendments, modifications or changes to awards must be in writing and can only be adopted with the approval of the Compensation Committee. For stock option and SAR awards, the awards must be granted at the closing price of our stock on the grant date.

New hire grants, grants upon promotions and other awards that occur during a year are normally made upon the later of the event date or the date approved by the Compensation Committee.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for fiscal 2009, 2008 and 2007.

							Non-equity
					Stock	Option	Incentive Plan	All Other
		Salary	Bonus		Awards(2)	Awards(3)	Compensation(4)	Compensation	Total
Name and Principal Position	Year	($)	($)		($)	($)	($)	($)(5)	($)

John P. Kelly,	2009	463,154	65,520	(1)	799,996	800,000	458,640	43,027	2,630,337
President and	2008	405,000	—		443,940	588,700	441,000	145,815	2,024,455
Chief Executive Officer	2007	—	—		—	—	—	—	—
Walter N. George	2009	306,360	37,686	(1)	238,686	169,589	263,798	8,660	1,024,779
EVP and	2008	280,910	—		145,653	218,472	199,848	10,670	855,553
Chief Operating Officer	2007	265,363	—		80,143	120,152	184,334	8,502	658,494
Paul R. Geist,	2009	267,600	29,744	(1)	175,746	121,685	208,208	9,982	812,965
EVP and	2008	255,928	80,000		82,398	123,599	182,000	41,474	765,399
Chief Financial Officer	2007	230,587	40,000		36,991	55,531	118,577	8,521	490,207
Robert W. Schuller,	2009	257,308	28,600	(1)	155,988	116,997	200,200	10,268	769,361
EVP and General Counsel	2008	242,989	—		95,739	143,616	175,000	15,086	672,430
	2007	224,538	—		136,074	135,867	155,975	7,505	659,959

(1)	These amounts represent the discretionary cash incentive awards made by the Compensation Committee as a result of fiscal year 2009 performance. See Compensation Discussion and Analysis for additional information.

(2)	The amounts shown in this column represent restricted stock grants under our 2000 Plan. See Compensation Discussion and Analysis for additional information on the 2000 Plan and equity grants under the 2000 Plan. This column reflects the aggregate grant date fair value based on the closing price of the Company’s common stock as of the grant date.

(3)	The amounts shown in this column represent SARs and options granted under our 2000 Plan. See Compensation Discussion and Analysis for additional information on the 2000 Plan and equity grants under the 2000 Plan. This column reflects the aggregate grant date fair value of the awards computed in accordance with ASC 718. Assumptions used in the calculation of this amount are included in Note 14 to our audited financial statements for the fiscal year ended October 2, 2009, included in the Annual Report on Form 10-K. See the Grants of Plan Based Awards and Outstanding Equity Awards table below for additional information on our equity grants.

(4)	Represents the annual incentive bonus earned for the fiscal year. See Compensation Discussion and Analysis for further discussion of this cash incentive plan.

(5)	For Mr. Kelly, includes $29,821 for spousal travel and related expenses for attendance at business meetings in 2009. The remaining amount for Mr. Kelly and all amounts for the other named executive officers represent Company contributions to the 401(k) plan and group life and long-term disability insurance in 2009.

Grants of Plan-Based Awards in Fiscal 2009

The following table provides information about non-equity and equity awards granted to the named executive officers in 2009.

					All	All
					Other	Other		Grant
					Stock	Option		Date
					Awards:	Awards:	Exercise	Fair
					Number of	Number of	or Base	Value of
		Estimated Future Payouts Under			Shares of	Securities	Price	Stock
		Non-Equity Incentive Plan Awards(1)			Stock or	Underlying	of Option	and
	Grant	Threshold	Target	Maximum	Units(2)	Options(3)	Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	($/sh)	Awards(4)

John P. Kelly	1/20/09				32,310			799,996
	1/20/09					76,118	24.76	800,000
		229,320	327,600	425,880
Walter N. George	1/20/09				9,640			238,686
	1/20/09					16,136	24.76	169,589
		131,899	188,428	244,956
Paul R. Geist	1/20/09				7,098			175,746
	1/20/09					11,578	24.76	121,685
		104,104	148,720	193,336
Robert W. Schuller	1/20/09				6,300			155,988
	1/20/09					11,132	24.76	116,997
		100,100	143,000	185,900

(1)	Represents the threshold, target and maximum amounts payable under our annual cash incentive plan for fiscal 2009. See Compensation Discussion and Analysis for a discussion of this plan. See the Summary Compensation Table for the actual amounts paid in 2009.

(2)	Consists of annual restricted stock grant under our 2000 Plan. The awards vest ratably over three years from the grant date. See Compensation Discussion and Analysis for additional information on equity grants under our 2000 Plan.

(3)	Consists of an annual SAR grant under our 2000 Plan. The awards vest ratably over three years from the grant date. Upon exercise of the SAR, the executive receives the number of shares of Common Stock equal in value to the difference between the fair market value on the grant date and the fair market value on the exercise date multiplied by the number of shares exercised. See Compensation Discussion and Analysis for additional information on equity grants under our 2000 Plan.

(4)	This column represents (1) the value of the restricted stock grants awarded on January 20, 2009 at the closing price of the Company’s Common Stock of $24.76 on that date and (2) the fair value of the SARs granted on January 20, 2009 as determined in accordance with ASC 718. Assumptions used in the calculation of this amount are included in Note 14 to our audited financial statements for the fiscal year ended October 2, 2009, included in the Annual Report on Form 10-K.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information on the outstanding option and SAR awards and stock awards for our named executive officers at 2009 fiscal year end.

	Option Awards				Share Awards
					Number of	Market
	Number of	Number of			Shares or	Value of
	Securities	Securities			Units of	Shares or
	Underlying	Underlying			Stock That	Units of
	Unexercised	Unexercised	Option	Option	Have Not	Stock That
	Options (#)	Options (#)	Exercise	Expiration	Vested(2)	Have Not
Name	Exercisable	Unexercisable(1)	Price ($)	Date	(#)	Vested ($)

John P. Kelly	—	76,118	24.76	1/20/16	32,310	890,787
	36,250	108,750	9.06	11/06/14	36,750	1,013,198
Walter N. George					15,278	421,214
					4,443	122,494
					20,896	576,103
					9,640	265,775
	—	16,136	24.76	01/20/16
	18,452	55,356	7.15	12/07/14
	15,810	15,809	9.02	01/09/14
	16,878	28,128	5.50	03/06/13
	9,000	—	26.73	02/02/15
	30,000	—	28.90	08/04/14
	10,000	—	39.60	02/07/13
	9,500	—	38.90	10/23/12
	35,000	—	37.08	08/27/12
	35,000	—	27.81	01/15/11
Paul R. Geist					4,429	122,108
					4,635	127,787
					5,549	152,936
					2,051	56,546
					120	3,308
					7,098	195,692
	—	11,578	24.76	01/20/16
	5,350	16,050	7.15	12/07/14
	5,749	17,249	6.50	01/18/15
	8,048	8,048	9.02	01/09/14
	4,482	7,470	5.50	03/06/13
	3,500	—	26.73	02/02/15
	8,000	2,000	27.54	10/26/14
Robert W. Schuller					10,042	276,858
					3,007	82,903
					6,846	188,744
					6,300	173,691
	—	11,132	24.76	01/20/16
	12,130	36,389	7.15	12/07/14
	10,702	10,701	9.02	01/09/14
	6,332	10,552	7.47	06/05/13

(1)	The following table provides information with respect to the vesting of outstanding stock options and SARs. Upon exercise of the SAR, the executive receives the number of shares of Common Stock equal in value to the difference between the fair market value on the grant date and the fair market value on the exercise date multiplied by the number of shares exercised. See Compensation Discussion and Analysis for a discussion of vesting.

	Award	#	Vesting	#	Vesting	#	Vesting	#	Vesting
Name	Type	Shares	Date	Shares	Date	Shares	Date	Shares	Date

Mr. Kelly	SAR			36,250	11/06/09	72,500	11/06/10
	SAR	25,370	1/20/10	25,370	1/20/11	25,378	1/20/12
Mr. George	Option
	SAR			28,128	3/06/10
	SAR			7,905	1/09/10	7,904	1/09/11
	SAR			18,452	12/07/09	18,452	12/07/10	18,452	12/07/11
	SAR	5,378	1/20/10	5,378	1/20/11	5,380	1/20/12
Mr. Geist	Option			2,000	10/26/09
	SAR			7,470	3/06/10
	SAR			4,024	1/09/10	4,024	1/09/11
	SAR			5,350	12/07/09	5,350	12/07/10	5,350	12/07/11
	SAR			5,749	1/18/10	5,750	1/18/11	5,750	1/18/12
	SAR	3,859	1/20/10	3,859	1/20/11	3,860	1/20/12
Mr. Schuller	SAR			12,130	12/07/09	12,130	12/07/10	12,129	12/07/11
	SAR			10,552	6/05/10
	SAR			5,351	1/09/10	5,350	1/09/11
	SAR	3,710	1/20/10	3,711	1/20/11	3,711	1/20/12

(2)	The following table provides information with respect to the vesting of outstanding shares of restricted stock. See Compensation Discussion and Analysis for a discussion of vesting.

	#	Vesting	#	Vesting	#	Vesting	#	Vesting
Name	Shares	Date	Shares	Date	Shares	Date	Shares	Date

Mr. Kelly			12,250	11/06/09	24,500	11/06/10
	10,770	1/20/10	10,770	1/20/11	10,770	1/20/12
Mr. George
			20,896	3/06/10
			2,221	1/09/10	2,222	1/09/11
			5,093	12/07/09	5,093	12/07/10	5,092	12/07/11
	3,213	1/20/10	3,214	1/20/11	3,213	1/20/12
Mr. Geist			120	10/24/09
			5,549	3/06/10
			1,025	1/09/10	1,026	1/09/11
			1,477	12/07/09	1,476	12/07/10	1,476	12/07/11
			1,545	1/18/10	1,545	1/18/11	1,545	01/18/12
	2,366	1/20/10	2,366	1/20/11	2,366	1/20/12
Mr. Schuller			6,846	6/05/10
			1,503	1/09/10	1,504	1/09/11
			3,348	12/07/09	3,347	12/07/10	3,347	12/07/11
	2,100	1/20/10	2,100	1/20/11	2,100	1/20/12

Option Exercises and Stock Vested In Fiscal 2009

The following table provides information on stock options or SARS exercised or restricted stock vested in 2009.

	Options/SARs Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
Name	Exercise	Exercise	Vesting (#)	Vesting(1)

John P. Kelly	—	—	12,250	162,925
Walter N. George	—	—	14,493	355,686
Paul R. Geist	—	—	5,277	122,863
Robert W. Schuller	—	—	6,221	127,516

(1)	Amounts reflect the market value of the stock on the vesting date.

Potential Payments Upon Termination or Change In Control

Severance Plan

The Company maintains a Severance Plan for Senior Vice Presidents and above. The Severance Plan was amended and restated in October of 2009, subsequent to the fiscal year. See Compensation Discussion and Analysis above for a description of the material changes to the Severance Plan. In order to provide accurate and relevant information about the benefits the executive may receive, the description below relates to the Severance Plan as amended and restated. Salary, bonus and other amounts are based on fiscal 2009 information.

Under the Company’s Severance Plan, an executive will be entitled to benefits if he or she is involuntarily terminated from employment by the Company other than for “cause” or if the executive terminates for “good reason”. “Cause” is defined as the Company’s good faith belief that (1) the executive willfully and continually failed to substantially perform the executive’s duties (i.e., due to executive’s failure to perform job functions at an appropriate level); (2) the executive committed an act or acts that constitute a misdemeanor (other than a traffic violation) or a felony under the law of the United States or its subdivisions or any country to which the executive is assigned or its subdivisions, including a conviction for or plea of guilty or no contest to such misdemeanor or felony; (3) the executive committed an act or acts in material violation of the Company’s significant policies and/or practices applicable to executives employed by the Company; (4) the executive willfully acted or willfully failed to act in a manner that was injurious to the financial condition or business reputation of the Company; (5) the executive acted in a manner unbecoming of executive’s position with the Company regardless of whether such act was in the course of employment, or (6) the executive was subject to a fine, censure or sanction of any kind, permanent or temporary, issued by the SEC or a stock exchange.

“Good Reason” is defined as any of the following acts by the Company, without the prior written consent of the Executive: (i) a material reduction by the Company in the Executive’s base salary, annual cash incentive opportunity and annual long-term equity-based incentive opportunity, taken as a whole, provided that for purposes of determining whether there has been a material reduction: (a) a reduction applied generally to all exempt employees of the Company that occurs prior to a Change in Control shall not constitute “Good Reason”, and (b) “annual cash incentive opportunity” and “annual long-term equity-based incentive opportunity” shall not include supplemental one-time bonuses and awards; (ii) (a) a material reduction in the Executive’s position, duties or responsibilities, (b) assignments to duties materially inconsistent with Executive’s position, or (c) a material adverse change in the Executive’s reporting relationships; (iii) the Company requiring the Executive, without his or her consent, to be based at any office or location more than 50 miles from the office at which the Executive was principally located immediately prior to a Change in Control; or (iv) the material breach by the Company of any employment agreement between the Executive and the Company. Notwithstanding anything in this definition to the contrary, an act by the Company shall not constitute “Good Reason” unless the Executive gives written notice of the same to the Company within 30 days of such act, and the Company fails, within 30 days of such notice, to reverse such act.

In addition, to qualify for severance benefits, the executive must have entered into an agreement satisfactory to the Company that includes, among other things, a full and general release of claims against the Company, a confidentiality agreement, a non-solicitation agreement, a non-competition agreement, a non-disparagement agreement and a cooperation agreement.

If the termination is not in connection with a Change in Control, those named executive officers who become eligible to receive severance pay will receive the following benefits:

•	A continuation of base salary at the rate in effect on the date of termination for the number of weeks applicable to the executive as follows (the “Severance Period”):

Chief Executive Officer	104 Weeks
Executive Vice President	78 Weeks
Senior Vice President (if held position at effective date of the Severance Plan)	78 Weeks
Senior Vice President	52 Weeks

•	Additional severance pay, during the Severance Period, equal to the bi-weekly Company subsidy for active employees for the level of medical, dental and vision coverage, if any, that was in effect for the executive at the time of termination plus a tax reimbursement of 32%; provided that, for the period equal to one week for every year of the executive’s service with the Company (not to exceed 26 weeks) if termination is part of a reduction in force, Company reorganization or restructuring or changes in the Company’s operating requirements, payment of such additional severance pay will not be made to the executive and during the period the executive is not receiving such additional severance pay, the executive will instead be eligible to continue participation at the applicable active employee premium rate. This additional severance pay will stop upon the executive becoming eligible for such benefits from another employer and will be based on the level of health plan coverage in effect on the date of termination of employment, and will be paid regardless of whether COBRA coverage is elected.

•	All severance pay will stop upon the executive being reemployed by the Company.

If termination of employment occurs (1) within 18 months after a Change in Control (as defined below), or (2) prior to a Change in Control, but after a public announcement of a potential Change in Control and such termination occurs no more than 60 days prior to consummation of the Change in Control, the executive would receive the following:

•	A lump sum payment of an amount equal to the sum of the executive’s base salary at the time of termination plus the average of the Executive’s annual incentive payout, excluding supplemental one-time bonuses and awards, for the three complete fiscal years prior to the Change in Control (the “Change in Control Severance Amount”) multiplied by the following applicable amount:

Chief Executive Officer — Three times Change in Control Severance Amount

Executive Vice President — Two times Change in Control Severance Amount

Senior Vice President — One and one-half times Change in Control Severance Amount

•	Any unvested restricted stock, stock appreciation rights, stock options or other grants of equity-related awards will be accelerated and fully vested. This provision amends any existing award agreement for any grant under the Company’s Equity Incentive Plan to which this provision may apply.

•	Additional severance pay, during the Change in Control Severance Period (which equals the multiplier set forth above, expressed in years), equal to the bi-weekly Company subsidy for active employees for the level of medical, dental and vision coverage, if any, that was in effect for the executive at the time of termination plus a tax reimbursement of 32%; provided that, for the period equal to one week for every year of the executive’s service with the Company (not to exceed 26 weeks) if termination is part of a reduction in force, Company reorganization or restructuring or changes in the Company’s operating requirements, payment of such additional severance pay will not be made to the executive and during the period the executive is not receiving such additional severance pay, the executive will instead be eligible to continue participation at the applicable active employee premium rate. This additional severance pay will stop upon the executive becoming eligible for such benefits from another employer and will be based on the level of health plan coverage in effect on the date of termination of employment, and will be paid regardless of whether COBRA coverage is elected;

•	In the event that on the date of an executive’s termination that causes the executive to be eligible for benefits under the Severance Plan, if the value as of the termination date of all of such executive’s restricted stock, stock appreciation rights, stock options or other equity-based awards that had been granted to the executive prior to the date of the Change in Control and that were not vested as of the Change in Control, including Disposed Shares (as defined below), (collectively the “Existing Equity”) is less than the value of such Existing Equity on the date of the Change in Control, the executive shall receive a cash payment equal to the difference. This is referred to as an equity value payment.

If, prior to receiving this payment, the executive has sold any Existing Equity which is restricted stock which vested prior to a termination (and after the date of the Change in Control), or exercised Existing Equity which is a stock option or stock appreciation right which vested prior to a termination (and after the date of the Change in Control) and sold the shares received upon exercise or used shares as payment for taxes upon any such event (such shares sold or used to pay taxes shall be the “Disposed Shares”), the difference between the fair market value of the Disposed Shares on the date of sale or payment of taxes and the fair market value of the Disposed Shares on the termination date, if that number is positive, times the number of Disposed Shares, shall be deducted from any cash payment described above.

If the value on the termination date is greater than the value on the date of the Change in Control, no cash payment will be made and all Existing Equity will be reduced proportionately so that the executive will be entitled to receive only that number of aggregate shares of restricted stock or stock upon an exercise of an option or stock appreciation right so that the value as of the termination date, after such adjustment, is equal to the value on the date of the Change in Control. Shares that vest and are sold in the interim will have no impact on this calculation. The reduction may not be for more than the remaining Existing Equity held by the executive.

•	If any payment by the Company or the receipt of any benefit from the Company (whether or not pursuant to the Severance Plan) is an “excess parachute payment” as such term is described in Section 280G of the Internal Revenue Code so as to result in the loss of a deduction to the Company under Internal Revenue Code Section 280G or in the imposition of an excise tax on the executive under Internal Revenue Code Section 4999, or any successor sections thereto (an “Excess Parachute Payment”), then the executive shall be paid either (i) the amounts and benefits due, or (ii) the amounts and benefits due under the Severance Plan shall be reduced so that the amount of all payments and benefits due that are “parachute payments” within the meaning of Internal Revenue Code Section 280G (whether or not pursuant to the Severance Plan) are equal to one-dollar ($1) less than the maximum amount allowed under the Internal Revenue Code that would avoid the existence of an “Excess Parachute Payment,” whichever of the (i) or (ii) amount results in the greater after-tax payment to the executive.

For purposes of the Severance Plan, a “Change of Control” shall be deemed to have occurred upon any of the following events; provided, however, that the Company Board shall at all times prior to the occurrence of any particular event described below have the authority to decide, in its sole discretion, that such event shall be deemed not to constitute a Change in Control for purposes of the Severance Plan:

(i) individuals who, on the Effective Date, constitute the Company Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of such Board; provided, however, that any person becoming a director after the Effective Date and whose appointment, election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Company Board shall be an Incumbent Director; provided, further, that in no event shall an individual initially appointed, elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Company

Board (“Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, be deemed an Incumbent Director; or

(ii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of either (A) 50% or more of the then-outstanding shares of common stock of the Company (“Company Common Stock”) or (B) securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of directors (the “Company Voting Securities”); provided, however, that for purposes of this subsection (ii), the following acquisitions of Company Common Stock or Company Voting Securities shall not constitute a Change in Control: (w) an acquisition directly from the Company, (x) an acquisition by the Company or a subsidiary of the Company, (y) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary of the Company, or (z) an acquisition pursuant to a Non-Qualifying Transaction (as defined in subsection (iii) below); or

(iii) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or a subsidiary (a “Reorganization”), or the sale or other disposition of all or substantially all of the Company’s assets (a “Sale”) or the acquisition of assets or stock of another corporation or other entity (an “Acquisition”), unless immediately following such Reorganization, Sale or Acquisition, all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and outstanding Company Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Reorganization, Sale or Acquisition (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets or stock either directly or through one or more subsidiaries, (the “Surviving Entity”) in substantially the same proportions as their ownerships, immediately prior to such Reorganization, Sale or Acquisition, of the outstanding Company Common Stock and the outstanding Company Voting Securities, as the case may be (any Reorganization, Sale or Acquisition which satisfies such criterion shall be deemed to be a “Non-Qualifying Transaction”); or

(iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Employment Agreement for Mr. Kelly

See Compensation Discussion and Analysis above for a discussion of our employment agreement with Mr. Kelly.

Equity Awards Under 2000 Plan

Awards made under our 2000 Plan contain certain provisions which provide for acceleration of vesting upon a termination. Upon a termination not related to a Change in Control, executives are entitled to awards already vested. As described above, upon a Change in Control, as defined by the Severance Plan, that occurs in the 18 months prior to an involuntary termination entitling the individual to severance benefits under the Severance Plan summarized above, all outstanding unvested stock appreciation right awards and restricted stock awards are fully vested on termination. All award agreements are deemed amended as necessary to be consistent with the provisions of the Severance Plan.

Stock options and stock appreciation rights are exercisable for (1) one year after termination on account of retirement, disability or death, and (2) three months following a termination for any reason other than retirement, disability or death (subject to the discretion of the Compensation Committee to extend this period). They terminate immediately upon a termination for cause. “Retirement” is defined as retiring pursuant to any Company retirement program or as otherwise agreed. Unvested restricted stock awards provide for immediate vesting upon termination due to death, disability or the normal or early retirement of the executive under the terms of the retirement plan maintained by the Company in which the executive participates (or if none, after reaching age 65).

The following tables provide information on potential benefits that could be received by each named executive officer upon a termination before or in connection with a Change in Control. While information is provided as of the end of our fiscal year, the amounts reflect what would be received under the amended and restated Severance Plan. The tables assume termination as of the close of business on October 2, 2009. The closing price for the Company’s Common Stock as of the last trading day of fiscal 2009 was $27.57. The post-termination health care represents the value of post termination health care benefits or equivalent severance payment. The amounts shown are the maximum that may be received, without taking into account any adjustment required because of an Excess Parachute Payment, as described above. Because all equity is deemed vested as of the Change in Control termination date, no value is assigned to the equity value payment described above under Severance Plan.

John P. Kelly

		Without
		Cause or Good
	Without	Reason
	Cause or Good	Termination
	Reason	After a Change
Executive Benefits and Payments Upon Termination	Termination	in Control

Compensation:
Base Salary and Bonus	$936,000	$2,753,460
Equity Vesting(1)	3,026,160	4,130,838
Benefits and Perquisites
Post-Termination Health Care	25,607	38,411

Total	$3,987,767	$6,922,709

(1)	Represents the value of accelerated vesting of all outstanding unvested awards. Unvested restricted stock also vests upon death, disability or retirement. This amount is $1,903,984.

Walter N. George

		Without
		Cause or Good
	Without	Reason
	Cause or Good	Termination
	Reason	After a Change
Executive Benefits and Payments Upon Termination	Termination	in Control

Compensation:
Base Salary and Bonus	$471,069	$1,060,079
Equity Vesting(l)	—	3,475,361
Benefits and Perquisites
Post-Termination Health Care	19,691	26,254

Total	$490,760	$4,561,694

(1)	Represents the value of accelerated vesting of all outstanding unvested awards upon a Change in Control. Unvested restricted stock also vests upon death, disability or retirement. This amount is $1,385,585.

Paul R. Geist

		Without
		Cause or Good
	Without	Reason
	Cause or Good	Termination
	Reason	After a Change
Executive Benefits and Payments Upon Termination	Termination	in Control

Compensation:
Base Salary and Bonus	$405,600	$879,990
Equity Vesting(1)	—	1,696,331
Benefits and Perquisites
Post-Termination Health Care	19,691	26,254

Total	$425,291	$2,602,575

(1)	Represents the value of accelerated vesting of all outstanding unvested awards upon a Change in Control. Unvested restricted stock also vests upon death, disability or retirement. This amount is $658,427.

Robert W. Schuller

		Without
		Cause or Good
	Without	Reason
	Cause or Good	Termination
	Reason	After a Change
Executive Benefits and Payments Upon Termination	Termination	in Control

Compensation:
Base Salary and Bonus	$390,000	$874,117
Equity Vesting(l)	—	1,907,180
Benefits and Perquisites
Post-Tennuiation Health Care	19,334	25,779

Total	$409,334	$2,807,076

(1)	Represents the value of accelerated vesting of all outstanding unvested awards upon a Change in Control. Unvested restricted stock also vests upon death, disability or retirement. This amount is $722,196.

Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis provided above in this Information Statement. Based on such review and discussions, we recommend to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation Committee

David W. Allen, Chairman
Jonathan E .Baum
Robert J. Druten
Ronald C. Kesselman

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our voting stock beneficially owned as of June   , 2010, by each person known by us to be the beneficial owner of at least 5% of our Common Stock, each of our current directors, each of our current named executive officers and all of our current executive officers and directors as a group.

Unless noted otherwise, we believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them, subject to community property laws where applicable. Beneficial ownership exists when a person either has the power to vote or sell Common Stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the applicable date, whether upon the exercise of options or otherwise.

The number of Shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any Shares as to which the individual or entity has sole or shared voting power or investment power and includes any Shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of June 15, 2010 through the exercise of any warrant, stock option or other right.

	Class A Common Stock
	Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares	Percent

Royce & Associates, LLC(1) 745 Fifth Avenue New York, NY 10651	2,435,633	11.2%
PrimeCap Management Company(2) 225 So. Lake Avenue #400 Pasadena, CA 91101	2,054,472	9.4%
Black Rock, Inc.(3) 40 East 52nd Street New York, NY 10022	1,712,869	7.8%
FMR LLC(4) 82 Devonshire Street Boston, MA 02109	1,080,000	5.0%
David W. Allen	8,945	*
Jonathan E. Baum(5)	9,680	*
Cathleen S. Curless	2,604	*
Robert J. Druten	7,067	*
Paul R. Geist(6)	54,556	*
Walter N. George(6)(7)	247,292	1.1
James A. Heeter(8)	14,730	*
John P. Kelly(6)	239,498	1.1
Ronald C. Kesselman	8,945	*
William R. Patterson(9)	22,029	*
Tim M. Pollak	16,666	*
Robert W. Schuller(6)	80,878	*
All directors and executive officers as a group (12 persons)(6)	712,895	3.3

*	Less than 1%

(1)	Based on a Schedule 13G dated June 4, 2010.

(2)	Based on an amended Schedule 13G dated February 9, 2010. The amended Schedule 13G states PrimeCap has sole power to vote 1,859,524 shares and sole power to dispose of 2,054,472 shares.

(3)	Based on a Schedule 13G dated January 20, 2010.

(4)	Based on an amended Schedule 13G, dated February 12, 2010, Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC, and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 1,080,000 common shares as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d, and FMR LLC, through its control of Fidelity and the funds, each has sole power to dispose of the 1,080,000 shares. Members of the Edward C. Johnson 3d family are the predominant owners of Series B voting common shares of FMR LLC, representing approximately 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting Common Stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(5)	Includes 16,399 shares held by George K. Baum Holdings, Inc. and 1,172 shares held by Grandchild, L.P. (as to which Mr. Baum disclaimed beneficial ownership). As an officer and/or equity owner of the entities holding such shares, Mr. Baum may share voting power with respect to such shares. Mr. Baum also may be deemed to own beneficially 200 shares held by his wife, Sarah Baum, and 1,600 shares held by his wife as custodian for their minor children.

(6)	In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or stock appreciation rights held by that person that are currently exercisable or will become exercisable within 60 days of June 15, 2010, are deemed beneficially owned by that person. Options or stock appreciation rights to purchase shares of Common Stock that are currently exercisable or will become exercisable within 60 days of June 15, 2010 to purchase shares of Common Stock are as follows: Mr. Kelly (73,625 shares), Mr. George (174,860 shares), Mr. Geist (24,872 shares) and Mr. Schuller (45,349 shares) and all executive officers and directors as a group (318,705 shares). Stock appreciation rights are counted based on the shares that would be issued upon exercise assuming a fair market value of the shares of $53.00, the Offer Price. This number also includes shares of restricted stock held by Mr. Kelly, Mr. George, Mr. Geist and Mr. Schuller which are subject to time vesting.

(7)	Includes 47,789 shares held by the Walter N. George III Trust, u/t/a dated May 24, 2000, of which Mr. George is the beneficial owner.

(8)	Includes 7,954 shares held by Mr. Heeter, that are subject to an agreement between Mr. Heeter and Sonnenschein Nath & Rosenthal , LLP (“Sonnenschein”). Mr. Heeter was a general partner of Sonnenschein and agreed that all economic benefit of the stock go to Sonnenschein and Mr. Heeter at no time had voting rights or the power to dispose of the stock. Mr. Heeter is not a controlling partner of Sonnenschein and does not have or share investment control over the stock. Therefore, Mr. Heeter disclaims beneficial ownership of the 7,954 shares. Mr. Heeter also may be deemed to own beneficially 745 shares held by his wife, Judith S. Heeter, and 300 shares held by his wife as custodian for their minor children. Mr. Heeter disclaims beneficial ownership of such shares held by or for the benefit of his wife and children.

(9)	Includes 1,387 shares held by the William R. Patterson, III Trust dated March 13, 1998, of which Mr. Patterson is the beneficial owner.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons who own more than 10 percent of our Common Stock to file reports of their ownership of such stock, and the changes therein, with the SEC and to furnish us with a copy of such reports. Based upon a review of Forms 3 and 4 and amendments thereto furnished to us during the most recent fiscal year and any written representation from a person that no Form 5 is required to be filed with the SEC, all such reports due were filed in a timely manner during fiscal year 2009.

AUDIT COMMITTEE REPORT

The Company’s Audit Committee is composed entirely of non-management directors, each meeting the current independence and experience requirements of the NASDAQ Stock Market and the Sarbanes-Oxley Act of 2002. The Company has adopted a charter outlining its practices and responsibilities, including those currently required by the SEC and NASDAQ.

During fiscal year 2009, the Audit Committee met six times, including telephone conferences. At each meeting the Committee met with the Company’s senior financial management team and, as deemed appropriate, with the Company’s independent auditors to review the most recent quarterly or full-year financial statements and other relevant financial matters.

The Audit Committee engaged Grant Thornton LLP as independent auditors for the 2009 fiscal year and reviewed with the Company’s financial managers and independent auditors the overall audit scopes and plans, the results of audit examinations, evaluations by the auditors of the Company’s internal controls and the quality of the Company’s financial reporting.

The Audit Committee has discussed with Grant Thornton LLP the matters that are required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Committee has received from the independent auditors the written disclosures and the letter required to be delivered by them under the applicable requirements for the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence. The Committee has reviewed the materials received from the independent auditors, has met with their representatives to discuss the independence of the auditing firm, and has satisfied itself as to the auditors’ independence.

The Audit Committee reviewed and discussed the audited financial statements for the Company as of and for the fiscal year ended October 2, 2009, with management and the independent auditors. Management has the responsibility for the preparation of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. The Audit Committee acts only in an oversight capacity, and in so doing, relies on the work and assurances of the Company’s management and its independent auditors.

Based on the Audit Committee’s review of the financial statements and the independent auditors’ report thereon, discussion with management and the independent auditors, discussion with the independent auditors regarding SAS 61, and the written materials provided by the independent auditors under applicable requirements of the Public Company Accounting Oversight Board and the related discussion with the independent auditors of their independence, the Committee recommended to the Company Board that the audited financial statements of the Company be included in its Annual Report on Form 10-K for the fiscal year ended October 2, 2009, that has been filed with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Robert J. Druten, Chairman,
James A. Heeter
William R. Patterson

ANNEX II

Evercore Group L. L. C.

June 20, 2010
The Board of Directors of
American Italian Pasta Company
Briarcliff One
4100 North Mulberry Drive
Suite 200
Kansas City, MO 64116, USA

Members of the Board of Directors:

We understand that American Italian Pasta Company, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Agreement”), with Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), and Excelsior Acquisition Co., a Delaware corporation (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) for all of the issued and outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Class A Common Stock”), for $53.00 per share, in cash without interest (the “Offer Price”) and (ii) Merger Sub will be merged with and into the Company in a merger (the “Merger”) in which each share of Class A Common Stock not acquired in the Offer, other than shares owned by Parent, or any direct or indirect wholly owned subsidiary of Parent or the Company and the Dissenting Shares (as defined in the Agreement), would be converted into the right to receive $53.00 per share, in cash without interest (the “Merger Consideration”). As used herein, (i) “Consideration” shall refer to the Offer Price or the Merger Consideration, as applicable, and (ii) “Transaction” shall refer to the Offer and the Merger together. The terms and conditions of the Transaction are more fully set forth in the Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by the holders of shares of Class A Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by management of the Company (the “Management Projections”);

(iv)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;

Letter to The Board of Directors of
American Italian Pasta Company
June 20, 2010

(v)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the shares of Class A Common Stock;

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(ix)	reviewed certain publicly available business and financial information relating to the Parent that we deemed to be relevant, including publicly available research analysts’ estimates;

(x)	reviewed the pro forma impact of the Transaction on the Parent;

(xi)	reviewed a draft of the Agreement dated June 20, 2010, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis; and

(xii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that the Management Projections have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of shares of Class A Common Stock of the Transaction.

Letter to The Board of Directors of
American Italian Pasta Company
June 20, 2010

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of shares of Class A Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the shares of Class A Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including to any holder of shares of Class A Common Stock as to whether such holder should tender any shares of Class A Common Stock pursuant to the Offer. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. Other than as described in the preceding sentence, during the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company or Parent or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, the Parent

Letter to The Board of Directors of
American Italian Pasta Company
June 20, 2010

and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Class A Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ William O. Hiltz
William O. Hiltz
Senior Managing Director

ANNEX III

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting

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corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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